     As filed with the Securities and Exchange Commission on March 30, 2004


                                                     Registration No. 333-107996

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                 AMENDMENT NO. 2


                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------
                            PRIDE INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                   5847 SAN FELIPE, SUITE 3300           76-0069030
  (State or other jurisdiction of          HOUSTON, TEXAS 77057            (I.R.S. Employer
  incorporation or organization)             (713) 789-1400               Identification No.)
(Address, including zip code, and

                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)


                                W. GREGORY LOOSER


                       VICE PRESIDENT AND GENERAL COUNSEL
                            PRIDE INTERNATIONAL, INC.
                           5847 SAN FELIPE, SUITE 3300
                              HOUSTON, TEXAS 77057
                                 (713) 789-1400

                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    COPY TO:
                                 TULL R. FLOREY
                               BAKER BOTTS L.L.P.
                              2900 ONE SHELL PLAZA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   Subject to Completion dated March 30, 2004


PROSPECTUS

[PRIDE INTERNATIONAL LOGO]

                                  $300,000,000
                    3-1/4% CONVERTIBLE SENIOR NOTES DUE 2033
                                       AND
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     This prospectus relates to $300,000,000 aggregate principal amount of our 3-1/4% Convertible Senior Notes Due 2033. We originally issued and sold the notes to Morgan Stanley & Co. Incorporated in a private placement in April and May 2003. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes.

     We will pay interest on the notes on May 1 and November 1 of each year. In addition, we will pay contingent interest during any six-month interest period commencing on or after May 1, 2008 for which the trading price of the notes for each of the five trading days immediately preceding such period equals or exceeds 120% of the principal amount of the notes.

     Holders may convert the notes into shares of our common stock at a conversion rate of 38.9045 shares per $1,000 principal amount of notes (which is equal to a conversion price of $25.704), subject to adjustment, but only before close of business on May 1, 2033 and only under any of the following circumstances: (1) during any fiscal quarter commencing after June 30, 2003 for which the closing sale price of our common stock exceeded 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) during the five business day period immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain corporate events. Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and common stock.

     Beginning May 5, 2008, we may redeem any of the notes at a redemption price of 100% of their principal amount, plus accrued and unpaid interest. Holders may require us to repurchase their notes at a repurchase price of 100% of their principal amount plus accrued and unpaid interest on May 1 of 2008, 2010, 2013, 2018, 2023 and 2028. If a change of control occurs prior to maturity, holders may require us to purchase all or part of the notes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.


     The notes are our senior unsecured debt and rank equally in right of payment with all of our other existing and future senior debt and senior in right of payment to all of our existing and future subordinated debt. The notes are effectively subordinated to all our existing and future secured debt, to the existing and future debt of our subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that guarantee the notes. There currently are no subsidiary guarantors. As of December 31, 2003, the notes were subordinated to a total of $972.2 million of debt, consisting of $27.6 million of unsecured debt and $944.6 million of secured debt of our subsidiaries.


     The notes sold to qualified institutional buyers are eligible for trading in The Portal(SM) Market, a subsidiary of The Nasdaq Stock Market, Inc.; however, the notes resold pursuant to this prospectus will no longer trade on Portal.


     For U.S. federal income tax purposes, the notes will be subject to U.S. federal income tax rules applicable to contingent payment debt instruments. For a more detailed description of the notes, see "Description of Notes" beginning on page 15.



     Our common stock is traded on the New York Stock Exchange under the symbol "PDE." On March 29, 2004, the last reported sales price of our common stock on the NYSE was $16.47 per share.


     INVESTING IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON THEIR CONVERSION INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is   , 2004.

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY PERSON (INCLUDING ANY SALESMAN OR BROKER) TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT OF THAT DOCUMENT AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                                TABLE OF CONTENTS


                                                                                     Page
                                                                                     ----
Summary.........................................................................       2
Risk Factors....................................................................       5
Forward-Looking Information.....................................................      12
Use of Proceeds.................................................................      14
Ratio of Earnings to Fixed Charges..............................................      14
Price Range of Common Stock.....................................................      14
Dividend Policy.................................................................      14
Description of Notes............................................................      15
Description of Capital Stock....................................................      45
Selling Security Holders........................................................      49
Material United States Federal Income Tax Consequences..........................      53
Plan of Distribution............................................................      58
Legal Matters...................................................................      60
Experts.........................................................................      60
Where You Can Find More Information.............................................      60

                                     SUMMARY

     The following summary should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this prospectus and the documents we incorporate by reference to fully understand the terms of the notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the notes and the common stock issuable upon their conversion. In this prospectus, we refer to Pride International, Inc. and its subsidiaries as "we," "us" or "Pride," unless we specifically indicate otherwise or the context clearly indicates otherwise.

                                   ABOUT PRIDE


     Pride is a leading international provider of contract drilling and related services, operating both offshore and on land. As of March 1, 2004, we operated a global fleet of 327 rigs, including two ultra-deepwater drillships, 11 semisubmersible rigs, 35 jackup rigs, 30 tender-assisted, barge and platform rigs and 249 land-based drilling and workover rigs. We operate in more than 30 countries and marine provinces. We are a Delaware corporation with our principal executive offices located at 5847 San Felipe, Suite 3300, Houston, Texas 77057. Our telephone number at such address is (713) 789-1400.


                                  THE OFFERING

Securities Offered.

$300,000,000 principal amount of 3-1/4% Convertible Senior Notes Due 2033.

Maturity Date.

May 1, 2033.

Interest.

3-1/4% per annum on the principal amount, payable semi-annually in arrears in cash on May 1 and November 1 of each year, beginning November 1, 2003.


We also will pay contingent interest during any six-month period from May 1 to October 31 or from November 1 to April 30 commencing on or after May 1, 2008 for which the trading price of the notes for each of the five trading days immediately preceding the first day of such six-month period equals 120% or more of the principal amount of the notes. During any interest period when contingent interest is payable, the contingent interest payable per note will equal 0.25% of the average trading price of the notes during the five trading days immediately preceding the first day of the applicable six-month interest period. Please read "Description of Notes -- Contingent Interest" beginning on page 21.


Conversion.

You may convert the notes into shares of our common stock at a conversion rate of 38.9045 shares per $1,000 principal amount of notes (which is equal to a conversion price of $25.704), subject to adjustment, but only prior to the close of business on the final maturity date and only under any of the following circumstances:

- during any fiscal quarter commencing after June 30, 2003 for which the closing sale price of our common stock exceeded 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or

- during the five business day period immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; or

-    if the notes have been called for redemption; or


- upon the occurrence of specified corporate events described under "Description of Notes -- Conversion of Notes -- Conversion Upon Specified Corporate Transactions" on page 20.


Upon conversion, we will have a right to deliver, in lieu of shares of our common stock, cash or a combination of cash and common stock.


See "Description of Notes -- Conversion of Notes" beginning on page 17.


Redemption.


We may redeem any of the notes beginning May 5, 2008 by giving you at least 30 days' notice. We may redeem the notes either in whole or in part at a redemption price of 100% of their principal amount, plus accrued and unpaid interest. See "Description of Notes -- Optional Redemption by Pride" on page 22.


Change in Control.


If a change in control (as described under "Description of Notes -- Repurchase at Option of the Holder Upon a Change in Control" beginning on page 24) occurs prior to maturity, you may require us to purchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.


Repurchase at the Option of the Holder.


You may require us to repurchase the notes on May 1 of 2008, 2010, 2013, 2018, 2023 and 2028 at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest. We may elect to pay all or a portion of the repurchase price in common stock instead of cash, subject to certain conditions. See "Description of Notes -- Repurchase at Option of the Holder" beginning on page 22.


Ranking.


The notes rank senior in right of payment to all of our existing and future subordinated debt and rank equally in right of payment with all of our existing and future senior debt. The notes are effectively subordinated to all our existing and future secured debt, to the existing and future debt of our subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that guarantee the notes. See "Description of Notes -- Ranking" on page 16.


We are not restricted by the notes from incurring additional debt, and we and our subsidiaries have significant ability to incur liens.


In the circumstances described under "Description of Notes -- Limitation on Non-Guarantor Subsidiaries" beginning on page 26, some of our subsidiaries, upon the incurrence of significant debt, may be required to guarantee the notes; however, our subsidiaries may incur substantial debt without guaranteeing the notes. There currently are no subsidiary guarantors.

Covenants and Cross Default to Other Debt.


The notes are issued under an indenture supplement that limits our ability and the ability of our subsidiaries to incur liens and engage in sale/leaseback transactions and limits the ability of our subsidiaries to incur debt without guaranteeing the notes. See "Description of Notes -- Limitation on Sale and Lease-Back Transactions" and " -- Limitation on Liens" on page 26.



In addition, an event of default with respect to the notes will occur upon the failure to pay, or the acceleration of, more than $10 million of certain of our or our subsidiaries' outstanding debt. See "Description of Notes -- Events of Default" beginning on page 38.



The restriction on the ability of our subsidiaries to incur debt without guaranteeing the notes will be suspended (and any then- existing subsidiary guarantees will be released) during periods when the notes are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investors Service, Inc. See "Description of Notes -- Limitation on Non-Guarantor Subsidiaries" beginning on page 26.


Form and Denomination of Notes.


The notes are represented by one or more global notes in fully registered form, without coupons, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company. Beneficial interests in the global note are shown on, and transfers of the global note will be effected only through, records maintained by DTC and its participants. See "Description of Notes -- Global Note, Book-Entry Form" beginning on page 41.


Use of Proceeds.


We will not receive any proceeds from the sale by the selling security holders of the notes or the common stock issuable upon conversion of the notes. See "Use of Proceeds" on page 13.


Listing.

The notes sold to qualified institutional buyers are eligible for trading in The Portal(SM) Market, a subsidiary of The Nasdaq Stock Market, Inc.; however, the notes resold pursuant to this prospectus will no longer trade on Portal. We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Our common stock is traded on the New York Stock Exchange under the symbol "PDE."

                                  RISK FACTORS

     You should read the "Risk Factors" section beginning on page 5 of this prospectus so that you understand the risks associated with an investment in the notes and the common stock issuable upon their conversion.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus and the documents we incorporate by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described below and elsewhere in this prospectus and in the documents we incorporate by reference. See "Forward-Looking Information" beginning on page 12.

RISKS RELATED TO OUR BUSINESS


     COST OVERRUNS ON OUR LUMP-SUM CONSTRUCTION CONTRACTS HAVE RESULTED IN LOSSES ON THOSE CONTRACTS AND MAY CONTINUE TO DO SO IN THE FUTURE.



     Our technical services segment is performing four deepwater platform rig construction projects under lump-sum contracts with our customers. One of these rigs has been delivered to the customer and is now in operation. We recorded loss provisions totaling $98.4 million, or $64.0 million net of taxes at the U.S. statutory rate, during 2003 as a result of cost overruns on these projects. The loss provisions include costs incurred to date plus our estimate of costs we expect to incur to complete these projects. Currently unforeseen events may result in further cost overruns to complete these projects, which could be material and which would require us to record additional loss provisions in future periods. Such events could include variations in labor and equipment productivity over the remaining term of the contract, unanticipated cost increases, engineering changes, shipyard or systems problems, project management issues, shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment, work stoppages, shipyard unavailability or delays. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Environment and Outlook -- Technical Services" in our annual report on Form 10-K for the year ended December 31, 2003.



     WE RECOGNIZE REVENUES AND RELATED COSTS UNDER OUR CONTRACTS IN THE TECHNICAL SERVICES SEGMENT ON A PERCENTAGE-OF-COMPLETION BASIS. ADJUSTMENTS IN ESTIMATES COULD RESULT IN A CHARGE AGAINST EARNINGS, WHICH COULD BE MATERIAL.



     We recognize revenues and related costs under contracts in our technical services segment on a percentage-of-completion basis. Accordingly, we review contract price and cost estimates periodically as the work progresses and reflect adjustments in income (1) to recognize income proportionate to the percentage of completion in the case of projects showing an estimated profit at completion and (2) to recognize the entire amount of the loss in the case of projects showing an estimated loss at completion. To the extent these adjustments result in an increase in previously reported losses or a reduction in or an elimination of previously reported profits with respect to a project, we would recognize a charge against current earnings, which could be material. Our current estimates may be revised in future periods, and those revisions may be material. Currently, all four of our lump-sum construction projects are in a loss position.



     A MATERIAL OR EXTENDED DECLINE IN EXPENDITURES BY OIL AND GAS COMPANIES, DUE TO A DECLINE OR VOLATILITY IN OIL AND GAS PRICES, A DECREASE IN DEMAND FOR OIL AND GAS OR OTHER FACTORS, MAY REDUCE DEMAND FOR OUR SERVICES AND REDUCE OUR PROFITABILITY MATERIALLY.


     The profitability of our operations depends upon conditions in the oil and gas industry and, specifically, the level of exploration and production expenditures of oil and gas company customers. The oil and gas industry is cyclical. The demand for contract drilling and related services is directly influenced by many factors beyond our control, including:

     -    oil and gas prices and expectations about future prices;

     -    the demand for oil and gas;

     -    the cost of producing and delivering oil and gas;

     -    advances in exploration, development and production technology;

     -    government regulations;

     -    local and international political and economic conditions;

     -    the ability of the Organization of Petroleum Exporting Countries
          (OPEC) to set and maintain production levels and prices;

     -    the level of production by non-OPEC countries; and

     - the policies of various governments regarding exploration and development of their oil and gas reserves.


     Depending on the market prices of oil and gas, companies exploring for oil and gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. Such a reduction in demand may erode daily rates and utilization of our rigs. Any significant decrease in daily rates or utilization of our rigs, particularly our high-specification semisubmersible rigs or jack-up rigs, could materially reduce our revenues and profitability.



     AN OVERSUPPLY OF COMPARABLE RIGS IN THE GEOGRAPHIC MARKETS IN WHICH WE COMPETE COULD DEPRESS THE UTILIZATION RATES AND DAYRATES FOR OUR RIGS AND MATERIALLY REDUCE OUR REVENUES AND PROFITABILITY.



     Utilization rates, which are the number of days a rig actually works divided by the number of days the rig is available for work, and dayrates, which are the contract prices customers pay for rigs per day, are also affected by the total supply of comparable rigs available for service in the geographic markets in which we compete. Improvements in demand in a geographic market may cause our competitors to respond by moving competing rigs into the market, thus intensifying price competition. Significant new rig construction could also intensify price competition. In the past, there have been prolonged periods of rig oversupply with correspondingly depressed utilization rates and dayrates largely due to earlier, speculative construction of new rigs. Improvements in dayrates and expectations of longer-term, sustained improvements in utilization rates and dayrates for offshore drilling rigs may lead to construction of new rigs. These increases in the supply of rigs could depress the utilization rates and dayrates for our rigs and materially reduce our revenues and profitability.



     WORLDWIDE POLITICAL AND ECONOMIC DEVELOPMENTS MAY HURT OUR OPERATIONS MATERIALLY.



     In 2003, we derived approximately 39% of our revenues from operations in countries within South America and an additional approximately 48% of our revenues from operations in all other countries outside the United States. Our operations in these areas are subject to the following risks, among others:


     -    foreign currency fluctuations and devaluation;

     -    new economic policies;


     -    restrictions on currency repatriation;



     -    political instability, war and civil disturbances;



     - uncertainty or instability resulting from armed hostilities or other crises in the Middle East or other geographic areas in which we operate; and



     -    acts of terrorism.

     Continued hostilities in the Middle East and the occurrence or threat of future terrorist attacks such as those against the U.S. on September 11, 2001 could cause a downturn in the economies of the U.S. and other developed countries. A lower level of economic activity could result in a decline in energy consumption, which could cause our revenues and margins to decline and limit our future growth prospects. More specifically, these risks could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for our drilling services. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for us to access capital and to obtain insurance coverages that we consider adequate or are otherwise required by our contracts.


     We attempt to limit the risks of currency fluctuation and restrictions on currency repatriation where possible by obtaining contracts providing for payment in U.S. dollars or freely convertible foreign currency. To the extent possible, we seek to limit our exposure to local currencies by matching the acceptance of local currencies to our expense requirements in those currencies. Although we have done this in the past, we may not be able to take these actions in the future, thereby exposing us to foreign currency fluctuations that could cause our results of operations and financial condition to deteriorate materially.



     During 2003, approximately 25% of our consolidated revenues were derived from our operations in Argentina and Venezuela. Over the past two years, these two countries experienced political and economic instability that resulted in significant changes in their general economic policies and regulations.



     During 2002, the Argentine peso declined in value against the U.S. dollar following the Argentine government's decisions to abandon the country's fixed dollar-to-peso exchange rate, requiring private sector, dollar-denominated loans and contracts to be paid in pesos and placing restrictions on the convertibility of the Argentine peso. The devaluation, coupled with the government's mandated conversion of all dollar-based contracts to pesos, severely pressured our margins. During 2002, we engaged in discussion with all of our Argentine customers regarding the recovery of losses sustained from the devaluation of accounts receivable and the basis on which new business would be contracted. We have restructured most of our contracts on a basis that we believe limits our exposure to further devaluations. However, further devaluations may cause our results to suffer materially.



     Since the second quarter of 2002, Venezuela has experienced political, economic and social instability, including prolonged labor strikes, demonstrations and an attempt to overthrow the government. Much of the instability negatively impacted Petroleos de Venezuela, or PDVSA, which is our principal customer in Venezuela, and led to the dismissal of more than 18,000 employees by the government. The instability in Venezuela has had an adverse effect on our business. Exchange controls, together with employee dismissals and reorganization within PDVSA, led to a slower rate of collection of our trade receivables in early 2003.


     Although foreign exchange in the other countries where we operate is currently carried out on a free-market basis, local monetary authorities in these countries may, in the future, implement exchange controls or other economic measures that would limit or restrict our rights to receive payments or to otherwise conduct business in these countries.

     From time to time, certain of our foreign subsidiaries operate in countries that are subject to sanctions and embargoes imposed by the U.S. government and the United Nations. Although these sanctions and embargoes do not prohibit those subsidiaries from completing existing contracts or from entering into new contracts to provide drilling services in such countries, they do prohibit us and our domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, from participating in or approving any aspect of the business activities in those countries. These constraints on our ability to have U.S. persons, including our senior management, provide managerial oversight and supervision may negatively affect the financial or operating performance of such business activities.

     Our international operations are also subject to other risks, including foreign monetary and tax policies, expropriation, nationalization and nullification or modification of contracts. Additionally, our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, our foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to us.

     For further information about our international operations, including our results of operations by geographic area, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Environment and Outlook" in our periodic reports filed with the SEC and to note 15 of our notes to consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2003.


     OUR CUSTOMERS MAY SEEK TO CANCEL OR RENEGOTIATE SOME OF OUR DRILLING CONTRACTS DURING PERIODS OF DEPRESSED MARKET CONDITIONS OR IF WE EXPERIENCE OPERATIONAL DIFFICULTIES.


     Substantially all our contracts with major customers are dayrate contracts, where we charge a fixed charge per day regardless of the number of days needed to drill the well. During depressed market conditions, a customer may no longer need a rig that is currently under contract or may be able to obtain a comparable rig at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate existing contracts if we experience operational problems. The likelihood that a customer may seek to terminate a contract for operational difficulties is increased during periods of market weakness. The cancellation of a number of our drilling contracts could materially reduce our revenues and profitability.



     WE MAY BE CONSIDERED HIGHLY LEVERAGED. OUR SIGNIFICANT DEBT LEVELS AND DEBT AGREEMENT RESTRICTIONS MAY LIMIT OUR LIQUIDITY AND FLEXIBILITY IN OBTAINING ADDITIONAL FINANCING AND IN PURSUING OTHER BUSINESS OPPORTUNITIES.



     As of December 31, 2003, we had approximately $2.0 billion in long-term debt and capital lease obligations. The level of our indebtedness will have several important effects on our future operations, including:


     - a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes;

     - covenants contained in our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business and may limit our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities; and

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited.

     Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control.


     As of March 10, 2004, our liquidity position totaled approximately $108 million, consisting of approximately $53 million of unrestricted cash, $31 million of available undrawn capacity under our senior secured revolving credit facilities and $24 million of available undrawn unsecured credit facilities. The total undrawn portion of our senior secured revolving credit facilities at that date was approximately $107 million. Indentures governing our outstanding 9 3/8% senior notes due 2007 and 10% senior notes due 2009 limit our ability to draw under these facilities to a percentage of consolidated net tangible assets, which effectively restricted our ability as of March 10, 2004 to borrow additional amounts under these facilities. Accordingly, approximately $76 million of the $107 million of undrawn capacity under these facilities was not available as of March 10, 2004 to meet our short-term liquidity needs, leaving only $31 million available.


     WE ARE SUBJECT TO A NUMBER OF OPERATING HAZARDS INCLUDING THOSE SPECIFIC TO MARINE OPERATIONS. WE MAY NOT HAVE INSURANCE TO COVER ALL THESE HAZARDS.

     Our operations are subject to the many hazards customary in the oilfield services industry. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking and damage from severe weather conditions. We customarily provide contract indemnity to our customers for:

     - claims which could be asserted by us relating to damage to or loss of our equipment, including rigs;

     - claims which could be asserted by us or our employees relating to personal injury or loss of life; and


     - legal and financial consequences of spills of industrial waste and other liquids, but only to the extent (1) the waste or other liquids were in our control at the time of the spill or (2) our level of culpability is greater than mere negligence.



     We maintain insurance for injuries to our employees, damage to or loss of our equipment and other insurance coverage for normal business risks, including general liability insurance. Any insurance protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. In addition, some of our primary insurance policies have substantial per occurrence or annual deductibles and/or self-insured aggregate amounts. The occurrence of a significant event against which we are not fully insured, or of a number of lesser events against which we are insured, but subject to substantial deductibles, could materially increase our costs and impair our profitability and financial condition. Moreover, the September 11, 2001 terrorist attacks in the United States have significantly increased premiums for some types of coverage. We may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable.


     WE ARE SUBJECT TO NUMEROUS GOVERNMENTAL REGULATIONS, INCLUDING THOSE THAT MAY IMPOSE SIGNIFICANT LIABILITY ON US FOR ENVIRONMENTAL DAMAGE.


     Many aspects of our operations are subject to governmental regulations that may relate directly or indirectly to the contract drilling and well servicing industries, including those requiring us to control the discharge of oil and other contaminants from our rigs or otherwise relating to protection of the environment. We are subject to the U.S. Oil Pollution Act of 1990, the U.S. Outer Continental Shelf Lands Act, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. Additionally, other countries where we operate frequently have regulations covering the discharge of oil and other contaminants in connection with drilling operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental damage without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas could materially limit future contract drilling opportunities or materially increase our costs or both.



     WE MAY HAVE DIFFICULTY IMPLEMENTING IN A TIMELY MANNER INTERNAL CONTROL PROCEDURES NECESSARY TO ALLOW OUR MANAGEMENT TO REPORT ON THE EFFECTIVENESS OF OUR INTERNAL CONTROLS. IN ADDITION, OUR INDEPENDENT AUDITORS MAY NOT BE ABLE TO ISSUE AN ATTESTATION REPORT ON MANAGEMENT'S ASSESSMENT.



     Beginning with our report for the year ending December 31, 2004, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 10-K, which is to include management's assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management's assessment of our internal control over financial reporting. Our independent auditors, PricewaterhouseCoopers LLP, issued a letter to our audit committee dated August 13, 2003 noting certain matters in our technical services division that they considered to be a material weakness in internal control.

     In order to achieve compliance with Section 404 within the prescribed period, management has formed an internal control steering committee, engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal control over financial reporting, remediate any control weaknesses that may be identified, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We may not, however, be able to complete the work necessary for our management to issue its management report in a timely manner, or any work that will be required for our management to be able to report that our internal control over financial reporting is effective. In addition, our independent auditors may not be able to issue an attestation report on management's assessment.


RISKS RELATED TO THE NOTES

     THE NOTES ARE OUR SENIOR UNSECURED OBLIGATIONS. AS SUCH, THE NOTES ARE EFFECTIVELY SUBORDINATED TO ALL OUR EXISTING AND FUTURE SECURED DEBT, TO THE EXISTING AND FUTURE DEBT OF OUR SUBSIDIARIES THAT DO NOT GUARANTEE THE NOTES AND TO THE EXISTING AND FUTURE SECURED DEBT OF ANY SUBSIDIARIES THAT GUARANTEE THE NOTES.

     The notes constitute our senior unsecured debt and rank equally in right of payment with all of our other existing and future senior debt and senior in right of payment to all of our existing and future subordinated debt. The notes are effectively subordinated to all our existing and future secured debt, to the existing and future debt of our subsidiaries that do not guarantee the notes and to the existing and future secured debt of any subsidiaries that guarantee the notes. There currently are no subsidiary guarantors. If we are involved in any dissolution, liquidation or reorganization, our secured debt holders would be paid before you receive any amounts due under the notes to the extent of the value of the assets securing their debt. In that event, you may not be able to recover any principal or interest you are due under the notes.

     We currently conduct our operations through both U.S. and foreign subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. In addition, holders of the notes will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the notes and to all secured creditors of our subsidiaries, whether or not they guarantee the notes, with respect to the assets securing the claims of those secured creditors.


     We are not restricted by the notes from incurring indebtedness, and our subsidiaries may incur significant indebtedness without guaranteeing the notes. In addition, we and our subsidiaries have significant ability to incur liens. Based on our December 31, 2003 balance sheet, our subsidiaries would have been able to incur in excess of $670 million of additional indebtedness, and we and our subsidiaries would have been able to incur new liens to secure indebtedness in excess of $860 million. As of December 31, 2003, Pride had outstanding $1,062.0 million of unsecured and unsubordinated indebtedness, and no secured or subordinated indebtedness (in each case excluding guarantees of indebtedness of our subsidiaries), and Pride's subsidiaries had outstanding $27.6 million of unsecured and unsubordinated indebtedness, $944.6 million of secured indebtedness and no subordinated indebtedness.


     FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID SUBSIDIARY GUARANTEES.

     The indenture governing the notes does not require any subsidiary to guarantee the notes unless that subsidiary incurs significant indebtedness as described under "Description of Notes -- Limitation on Non-Guarantor Subsidiaries." There currently are no subsidiary guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guarantee that may be delivered in the future. A court could avoid or subordinate a subsidiary guarantee in favor of that subsidiary guarantor's other creditors if the court found that either:

     - the guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others; or

     - the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing its subsidiary guarantee;

and, in either case, the subsidiary guarantor, at the time it issued the subsidiary guarantee:

     - was insolvent or rendered insolvent by reason of the issuance of the subsidiary guarantee;

     - was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

     Among other things, a legal challenge of the subsidiary guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of our issuance of the notes or the delivery of the subsidiary guarantee. To the extent the subsidiary guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would cease to have any claim against that subsidiary guarantor and would be solely creditors of the parent company and of any subsidiary guarantors whose subsidiary guarantees were not avoided or held unenforceable. In that event, the claims of the holders of the notes against the issuer of an invalid subsidiary guarantee would be subject to the prior payment of all liabilities of that subsidiary guarantor.

     WE MAY NOT BE ABLE TO PURCHASE THE NOTES OR OUR OTHER OUTSTANDING DEBT SECURITIES WHEN WE ARE REQUIRED TO DO SO.


     On May 1, 2008, 2010, 2013, 2018, 2023 and 2028, each holder of the notes has the right to require us, subject to certain conditions, to purchase all or part of that holder's notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest through the date of repurchase. We may elect to pay a portion of the purchase price of the notes in common stock instead of cash, subject to certain conditions. In connection with specified change in control events, we may be required to purchase for cash approximately $1.0 billion of our currently outstanding debt securities, including the notes offered by this prospectus. Prior to purchasing these debt securities as specified above, we may be required to obtain consents to permit the repurchase from the lenders under other debt arrangements outstanding at that time. As of December 31, 2003, we had no debt arrangements that would have required such consent. If we cannot purchase that debt or obtain any consents necessary under those debt arrangements, we may not be able to purchase the notes. Also, we may not have sufficient funds available or be able to obtain the financing necessary to make any of the debt payments, including purchases of the notes, described above.


     If we were required to purchase the notes and we did not have the funds or financing available to make the debt payments, including purchases of the notes, an event of default would be triggered under the indenture governing the notes and certain other debt instruments. Each of these defaults could have a material adverse effect on us and the holders of the notes.

     YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING THE NOTES.

     We intend to treat the notes as indebtedness for United States federal income tax purposes and intend to take the position that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). The notes will be subject to the CPDI regulations if the contingency represented by the provision of contingent interest on the notes is neither remote nor incidental, as defined in section 1.1275-4(a)(5) of the CPDI regulations. Notwithstanding the issuance of a recent revenue ruling, the application of the CPDI regulations to instruments such as the notes is uncertain in several respects, and, as a result, the Internal Revenue Service or a court may not agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes into shares of our common stock, and might recognize capital gain or loss upon a taxable disposition of the notes.

     Under the indenture, we have agreed, and by acceptance of a beneficial interest in the notes each beneficial owner of the notes will be deemed to have agreed, among other things, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the CPDI regulations, and the discussion below assumes that the notes will be so treated. In general, beneficial owners of the notes will be required to accrue ordinary interest income, which we refer to as original issue discount, on the notes, in advance of the receipt of the cash or other property attributable to the notes, regardless of whether such owner uses the cash or accrual method of tax accounting. Beneficial owners will be required, in general, to accrue original issue discount based on the rate at which we would issue a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to those of the notes, rather than at a lower rate based on the stated semi-annual cash interest payable on the notes. Accordingly, owners of the notes will be required to include interest in taxable income in each year in excess of the stated semi-annual cash interest payable on the notes. Furthermore, upon a sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of a note, owners of the notes will recognize gain or loss equal to the difference between the amount realized and their adjusted tax basis in the notes. In general, the amount realized will include the fair market value of shares of our common stock received. Any gain on a sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of a note will be treated as ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. Owners of the notes should consult their tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the notes. A summary of the United States, federal income tax consequences of ownership of the notes is described in this prospectus under the heading "Material United States Federal Income Tax Consequences."

     AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.

     There is currently no public market for the notes. Although the notes sold to qualified institutional buyers under Rule 144A are eligible for trading in the PORTAL market, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, we cannot predict whether an active trading market for the notes will develop or be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. In addition, the market price for the notes may decline as a result of changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

                           FORWARD-LOOKING INFORMATION


     This prospectus, including the information we incorporate by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this prospectus or the documents we incorporate by reference that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:


     - market conditions, expansion and other development trends in the contract drilling industry;

     -    utilization rates and contract rates for rigs;

     - future capital expenditures and investments in the construction, acquisition and refurbishment of rigs (including the amount and nature thereof and the timing of completion thereof);


     - estimates of profit or loss from performance of lump-sum rig construction contracts;


     -    future asset sales;

     -    completion and employment of rigs under construction;

     -    repayment of debt;


     -    utilization of net operating loss carryforwards;

     -    business strategies;

     -    expansion and growth of operations;

     -    future exposure to currency devaluations;

     - expected outcomes of legal and administrative proceedings and their expected effects on our financial position, results of operations and cash flows;

     -    future operating results and financial condition; and


     - the effectiveness of our disclosure controls and procedures and internal control over financial reporting.



     We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe were appropriate in the circumstances when the statements were made. These statements are subject to a number of assumptions, risks and uncertainties, including those described above under "Risk Factors" and in our SEC filings and the following:


     -    general economic and business conditions;

     -    prices of oil and gas and industry expectations about future prices;


     - cost overruns in our lump-sum construction and other turnkey contracts;


     - adjustments in estimates affecting our revenue recognition under percentage-of-completion accounting;

     -    foreign exchange controls and currency fluctuations;

     -    political stability in the countries in which we operate;

     - the business opportunities (or lack thereof) that may be presented to and pursued by us;


     -    changes in laws or regulations;



     - the validity of the assumptions used in the design of our disclosure controls and procedures; and



     - our ability to implement in a timely manner internal control procedures necessary to allow our management to report on the effectiveness of our internal control over financial reporting.


     Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon their conversion. The net proceeds, after estimated expenses, from the sale of the notes to Morgan Stanley & Co. Incorporated, as initial purchaser, in a private placement in April and May 2003 were $294.8 million. We used approximately $269.0 million to repay amounts outstanding under our senior secured revolving credit facilities and the remainder for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.


                                                  YEARS ENDED DECEMBER 31,
                                              --------------------------------
                                              2003   2002   2001   2000   1999
                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges ........   1.0x   1.1x   1.9x   1.7x      -



     We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of earnings before income taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor. For the year ended December 31, 1999, earnings were inadequate to cover fixed charges by $114.6 million.


                           PRICE RANGE OF COMMON STOCK


     Our common stock is listed on the New York Stock Exchange under the symbol "PDE." On March 29, 2004, the last reported sales price of our common stock on the New York Stock Exchange was $16.47. The following table presents the range of high and low quarterly sales prices of our common stock since January 1, 2002.



                                                                            PRICE
                                                                       -----------------
                                                                        HIGH       LOW
                                                                       ------     ------
2002
First Quarter.....................................................     $16.25     $11.70
Second Quarter....................................................      19.70      15.00
Third Quarter.....................................................      15.66      10.80
Fourth Quarter....................................................      16.15      12.25
2003

First Quarter.....................................................      15.48      12.75
Second Quarter....................................................      20.09      13.15
Third Quarter.....................................................      19.08      15.75
Fourth Quarter ...................................................      18.95      15.75
2004
First Quarter (through March 29, 2004)............................      20.23      16.10


                                 DIVIDEND POLICY

     We have not paid any cash dividends on our common stock since becoming a publicly held corporation in September 1988. We currently have a policy of retaining all available earnings for the development and growth of our business and do not anticipate paying dividends on our common stock at any time in the foreseeable future. Our ability to pay cash dividends in the future is restricted by our existing financing arrangements. The desirability of paying such dividends could also be materially affected by U.S. and foreign tax considerations.

                              DESCRIPTION OF NOTES

     We issued the notes under an indenture dated as of May 1, 1997, between Pride, as issuer, and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee, as supplemented. The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. We urge you to read the notes, the indenture and the registration rights agreement in their entirety because those documents, and not this description, define your rights as holders of the notes.

     The indenture and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information." The terms of the indenture include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. In addition to the notes, our 2 1/2% Convertible Senior Notes Due 2007, 9 3/8% Senior Notes due 2007 and 10% Senior Notes due 2009 have been issued and are outstanding under the indenture.

     As used in this "Description of Notes" section, references to "Pride," "we," "our" or "us" refer solely to Pride International, Inc. and not to its subsidiaries. In addition, we have used in this description capitalized and other terms that we have defined below under " -- Glossary" and in other parts of this description.

GENERAL

     The notes are limited to $300,000,000 aggregate principal amount and are senior unsecured Indebtedness of Pride. The notes bear interest at 3 1/4% per year, plus contingent interest (if applicable) as described under " -- Contingent Interest," and mature on May 1, 2033 unless earlier converted, redeemed or repurchased. The notes are convertible into common stock as described under " -- Conversion of Notes" and are issued only in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount.

     You are not afforded protection under the indenture in the event of a highly leveraged transaction or, except to the extent described below under " -- Repurchase at Option of the Holder Upon a Change in Control," a change in control of Pride.

     Under the indenture, we have agreed, and, by acceptance of a beneficial interest in the notes, each beneficial owner of the notes will be deemed to have agreed, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments and, for purposes of those regulations, to treat the fair market value of any stock received upon any conversion of the notes as a contingent payment. Some implications and uncertainties relating to this treatment are described under "Material United States Federal Income Tax Consequences."

     We will pay interest, including contingent interest, if any, on May 1 and November 1 of each year, beginning November 1, 2003, to record holders at the close of business on the April 15 or October 15, as the case may be, immediately preceding the interest payment date, except that interest payable upon redemption or repurchase will be paid to the person to whom principal is payable unless the redemption date or repurchase date is an interest payment date. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

     We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

     - by check mailed to your address as it appears in the note register, provided that, if you are a holder with an aggregate principal amount in excess of $2.0 million, you will be paid, if you so elect in writing, according to the immediately following bullet point; or

     - by wire transfer of immediately available funds to an account maintained by you in the United States.

Payments on notes registered in the name of The Depository Trust Company, New York, New York, which we refer to as DTC, will be made according to the second bullet point above to the account of DTC or its nominee in the United States.

RANKING

     The notes constitute our senior unsecured indebtedness and rank equally in right of payment with all of our other unsubordinated indebtedness and senior in right of payment to all of our subordinated indebtedness. The notes are effectively subordinated to our secured indebtedness with respect to the assets securing that indebtedness.

     We currently conduct our operations through both U.S. and foreign subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. In addition, holders of the notes will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the notes and to all secured creditors of our subsidiaries that guarantee the notes with respect to the assets securing the claims of those secured creditors.


     We are not restricted by the notes from incurring indebtedness, and our subsidiaries may incur significant indebtedness without guaranteeing the notes. In addition, we and our subsidiaries have significant ability to incur Liens. Based on our December 31, 2003 balance sheet, our subsidiaries would have been able to incur in excess of $670 million of additional indebtedness, and we and our subsidiaries would have been able to incur new liens to secure indebtedness in excess of $860 million. As of December 31, 2003, Pride had outstanding $1,062.0 million of unsecured and unsubordinated indebtedness, and no secured or subordinated indebtedness (in each case excluding guarantees of indebtedness of our subsidiaries), and Pride's subsidiaries had outstanding $27.6 million of unsecured and unsubordinated indebtedness, $944.6 million of secured indebtedness and no subordinated indebtedness.


SUBSIDIARY GUARANTEES OF NOTES

     Under the circumstances described below, our payment obligations under the notes may in the future be jointly and severally guaranteed by our existing or future Subsidiaries as subsidiary guarantors. There currently are no subsidiary guarantors. Although the indenture does not contain any requirement that any Subsidiary initially execute and deliver a subsidiary guarantee, covenants described below may require a Subsidiary in the future to execute and deliver a subsidiary guarantee prior to its incurrence of certain Indebtedness, including any guarantee of our other Indebtedness. See " -- Limitation on Non-Guarantor Subsidiaries."

     Under its subsidiary guarantee, each subsidiary guarantor will guarantee, jointly and severally, to each holder and the trustee, the full and prompt performance of our obligations under the indenture and the notes, including the payment of principal of (or premium, if any, on) and interest, if any, on the notes.

     The subsidiary guarantees will be senior unsecured indebtedness of each subsidiary guarantor and will rank equally in right of payment with all other unsubordinated indebtedness of that subsidiary guarantor and senior in right of payment to all subordinated indebtedness of that subsidiary guarantor. The subsidiary guarantees will be effectively subordinated to the secured indebtedness of the subsidiary guarantor with respect to the assets securing that indebtedness.

     The obligations of each subsidiary guarantor will be limited to the maximum amount that will not render that subsidiary guarantor insolvent or leave it with unreasonably small capital under federal or state law, after giving effect to the following: all other Indebtedness of that subsidiary guarantor, the right of the subsidiary guarantor to contribution from other subsidiary guarantors and any other rights the subsidiary guarantor may have.

     Each subsidiary guarantor that makes a payment or distribution under a subsidiary guarantee will be entitled to a contribution from each other subsidiary guarantor in a pro rata amount based on the Adjusted Net Assets of each subsidiary guarantor.

     Each subsidiary guarantor may consolidate with or merge into or sell or otherwise dispose of all or substantially all of its assets to us or another subsidiary guarantor without limitation, except to the extent any transaction is restricted by the covenant described below under " -- Merger and Sale of Assets by Pride." Each subsidiary guarantor may consolidate with or merge with or into another entity (whether or not affiliated with the subsidiary guarantor) only if:

     - the surviving entity, if not the subsidiary guarantor, agrees to assume the subsidiary guarantor's subsidiary guarantee and all its obligations under the indenture, except to the extent the subsidiary guarantee and obligations are released as described below; and

     - the transaction does not result in a Default or Event of Default that is continuing.

     A subsidiary guarantor will be released from its subsidiary guarantee and all of its obligations under the indenture upon:

     - the sale or other disposition, by merger or otherwise, of the subsidiary guarantor or all or substantially all of its assets to a person other than us or another Subsidiary and in a transaction that is otherwise in compliance with the indenture;

     -    the commencement of an Investment Grade Status Period;

     - the release of all guarantees by the subsidiary guarantor of our Indebtedness and the repayment of all Indebtedness of the subsidiary guarantor other than Permitted Subsidiary Indebtedness; or

     -    the designation of the subsidiary guarantor as a Non-Recourse
          Subsidiary.

     Any release pursuant to the first bullet point above will occur, however, only to the extent that all obligations of the subsidiary guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests that secure, our other Indebtedness or other Indebtedness of any other Subsidiary also terminate or are released upon the sale or other disposition.

CONVERSION OF NOTES

     You may convert any of your notes, in whole or in part, into common stock, but only prior to the close of business on the final maturity date of the notes (unless earlier redeemed or repurchased) and only under any of the following circumstances:

     -    upon satisfaction of a market price condition;

     -    upon satisfaction of a trading price condition;

     -    upon notice of redemption; or

     -    upon specified corporate transactions,

all as described below, provided that you may convert your notes in part only if such part is $1,000 principal amount or an integral multiple of $1,000 principal amount.

     CONVERSION PROCEDURES

     The initial conversion rate for the notes is 38.9045 shares of common stock per $1,000 principal amount of notes. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing sale price of the common stock on the trading day prior to the conversion date. The conversion rate will be adjusted as described under " -- Adjustments to Conversion Rate" below.

     The "closing sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. The "conversion price" as of any day will equal $1,000 divided by the conversion rate. The initial conversion rate is equal to a conversion price of $25.704.

     To convert your note into common stock you must:

     - complete and manually sign the conversion notice on the back of the note (or a facsimile of such conversion notice) and deliver it to the conversion agent;

     -    surrender the note to the conversion agent;

     -    if required, furnish appropriate endorsements and transfer documents;

     -    pay any transfer or similar taxes; and

     - if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

     Upon conversion of notes, a holder will not receive any cash payment of interest (except as described in the immediately following paragraph) or any accrued dividends. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible and any cash payment for fractional shares (or cash or a combination of cash and shares of our common stock in lieu thereof as described below) will be deemed to satisfy our obligation to pay:

     -    the principal amount of the note; and

     - accrued but unpaid interest, including contingent interest, if any, attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest, including contingent interest, if any, attributable to the period from the most recent interest payment date to the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

     Notwithstanding the preceding paragraph, if the conversion date occurs after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) we have specified a purchase date following a Change in Control that is during such period or (3) only to the extent of overdue interest (including overdue contingent interest if any), any overdue interest (including overdue contingent interest, if any) exists at the time of conversion with respect to such note.

     In lieu of delivery of shares of our common stock upon conversion of any notes, for all or any portion of the notes, we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the applicable stock price multiplied by the conversion rate in effect on the conversion date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares or to do a combination thereof. Shares of our common stock and cash deliverable upon conversion will be delivered through the conversion agent no later than the third business day following the determination of the applicable stock price. If an Event of Default as described below (other than a Default in a cash payment upon conversion of the notes) has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of the notes (other than cash for fractional shares). In addition, this paragraph will not apply if a Principal Value Conversion applies. The "applicable stock price" shall mean the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the notes.

     CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

     You may surrender your note for conversion into our common stock prior to the close of business on the maturity date (unless earlier redeemed or repurchased) during any fiscal quarter commencing after June 30, 2003 for which the closing sale price of our common stock exceeded 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter.

     CONVERSION UPON SATISFACTION OF A TRADING PRICE CONDITION

     You may surrender your notes for conversion into our common stock prior to the close of business on the maturity date (unless earlier redeemed or repurchased) during the five business day period immediately after any five consecutive trading day period in which the "trading price" per $1,000 principal amount of notes, as determined following a request by a holder of notes according to the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate (the "98% Trading Exception"); provided that if on any conversion date pursuant to the 98% Trading Exception that is on or after May 1, 2028, the closing sale price of our common stock is greater than the conversion price, then you will receive, in lieu of common stock based on the conversion rate, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of your notes plus accrued and unpaid interest, including contingent interest, if any, as of the conversion date ("Principal Value Conversion"). If you surrender your notes for conversion and it is a Principal Value Conversion, we will notify you by the second trading day following the conversion date whether we will pay you all or a portion of the principal amount plus accrued and unpaid interest, including contingent interest, if any, in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the greater of the conversion price on the conversion date and the applicable stock price. We will pay you any portion of the principal amount plus accrued and unpaid interest to be paid in cash, and deliver common stock with respect to any portion of the principal amount plus accrued and unpaid interest to be paid in common stock, no later than the third business day following the determination of the applicable stock price.

     The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then, for such trading day, the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the conversion rate.

     In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the 98% Trading Exception will apply. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

     CONVERSION UPON NOTICE OF REDEMPTION

     If we call notes for redemption, you may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a Change in Control, you may convert your notes only if you withdraw your repurchase election according to the indenture. Similarly, if you exercise your option to require us to repurchase your notes other than upon a Change in Control, those notes may be converted only if you withdraw your election to exercise your option according to the indenture.

     CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

     If we elect to:

     - distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days, our common stock at less than the current market price (measured by averaging the closing prices for the 10 preceding trading days); or

     - distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the day preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earliest of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place or close of business on the maturity date (unless earlier redeemed or repurchased). No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion.

     In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your notes immediately prior to the transaction. If the transaction also constitutes a change in control, you can require us to purchase all or a portion of your notes as described under " -- Repurchase at Option of the Holder Upon a Change in Control."

     ADJUSTMENTS TO CONVERSION RATE

     The conversion rate will be adjusted for:

     - dividends or distributions on common stock payable in common stock or other capital stock of Pride;

     - subdivisions, combinations or certain reclassifications of common stock;

     - distributions to all holders of common stock of certain rights, warrants or options to purchase common stock or securities convertible into common stock for a period expiring within 60 days after the applicable record date for such distribution at a price per share less than the closing sale price of our common stock at the time of determination;

     - distributions to all holders of common stock of assets or debt securities of Pride or rights, warrants or options to purchase securities of Pride (excluding distributions to which any of the preceding three bullet points apply and cash dividends or other cash distributions from consolidated current net income or retained earnings), except that, in cases where the fair market value (per share of common stock) of the assets, debt securities or rights, warrants or options distributed exceeds the Average Sale Price (as defined in the indenture) less $1.00, there will be no adjustment of the conversion rate but, upon conversion of a note, you will be entitled to receive, in addition to the shares of common stock into which the note is convertible, the kind and amount of assets, debt securities or rights, options or warrants that you would have received as a result of the distribution if you had converted that note immediately prior to the record date for determining the shareholders entitled to receive the distribution;

     - cash distributions to substantially all holders of our common stock that, together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding twelve months, exceeds 5.0% of our aggregate market capitalization on the date of the distribution; and

     - repurchases (including by way of a tender offer) of our common stock which involve an aggregate consideration that, together with:

     - any cash and other consideration payable in respect of repurchases by us or one of our subsidiaries for our common stock concluded within the preceding twelve months; and

     - the amount of any all-cash distributions to all holders of our common stock made within the preceding twelve months;

     exceed 5.0% of our aggregate market capitalization on the date of the repurchase.

     No adjustment need be made, however:

     - if you may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our Board of Directors determines to be fair and appropriate;

     - for rights to purchase common stock pursuant to a dividend or interest reinvestment plan sponsored by us;

     -    for changes in the par value of the common stock; or

     - unless the adjustment, together with any other adjustments carried forward according to the proviso to this bullet point, equals at least 1% of the then-current conversion rate, provided that each adjustment not made as a result of this bullet point will be carried forward and made wherever the test in this bullet point is met.

In addition, if, as a result of an adjustment, the notes become convertible solely into cash, no subsequent adjustment will be made. The indenture permits us to increase the conversion rate from time to time at our discretion.

     Upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under our rights agreement dated as of September 13, 2001 or under any future rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion, so no adjustment to the conversion rate shall be made if the rights have separated from our common stock.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "Material United States Federal Income Tax Consequences."

CONTINGENT INTEREST

     Subject to the accrual and record date provisions described in this "Description of Notes" section, we will pay contingent interest to the holders of notes during any six-month period from May 1 to October 31 or from November 1 to April 30 commencing on or after May 1, 2008 for which the trading price of the notes for each of the five trading days immediately preceding the first day of such six-month period equals 120% or more of the principal amount of the notes. During any period when contingent interest is payable, the amount of contingent interest payable per note will equal 0.25% of the average trading price per $1,000 principal amount of notes during the five trading days immediately preceding the first day of the applicable six-month interest period.

     For example, if the trading price of the notes equals 125% of the principal amount of the notes, or $1,250 for each $1,000 principal amount, for each of the five trading days immediately preceding May 1, 2008, we will pay contingent interest equal to 0.25% of $1,250, or $3.13, per $1,000 principal amount for the six month period from May 1, 2008 to October 31, 2008.

     We will notify the noteholders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

OPTIONAL REDEMPTION BY PRIDE

     Beginning May 5, 2008, we may redeem the notes in whole or in part at a redemption price of 100% of the principal amount. We will also pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If we specify that less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by the method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

REPURCHASE AT OPTION OF THE HOLDER

     You have the right to require us to repurchase the notes on May 1 of 2008, 2010, 2013, 2018, 2023 and 2028. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice as described below to the paying agent. The paying agent initially will be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

     The repurchase price payable for a note will be equal to 100% of the principal amount plus accrued and unpaid interest to the repurchase date. We may, at our option, elect to pay the repurchase price in cash, in shares of our common stock or in any combination of the two. For a discussion of the tax treatment of note holders receiving cash, shares of our common stock or both, see "Material United States Federal Income Tax Consequences."

     If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered in exchange for the portion of the repurchase price to be paid in our common stock will be equal to that portion of the repurchase price divided by the market price (as defined below) of our common stock. We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Noteholders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction.

     The repurchase notice must state:

          (1) if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

          (2) the portion of the principal of notes to be repurchased, which must be in integral multiples of $1,000;

          (3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture; and

          (4) your election, in the event that we decide to pay all or a portion of the repurchase price in shares of our common stock but prove unable to satisfy the conditions for common stock payment and ultimately have to pay cash, to:

          - withdraw your repurchase notice with respect to all or a portion of the notes listed therein; or

          - receive cash for the entire repurchase price for all the notes listed in your repurchase notice.

     If you fail to indicate your election under item (4) above, you will be deemed to have elected to receive cash for the entire repurchase price for all the notes listed in your repurchase notice.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

     -    the principal amount of the withdrawn notes;

     - if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

     - the principal amount, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date to all noteholders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

     - whether we will pay the repurchase price of the notes in cash, shares of our common stock, or both (in which case the relative percentages will be specified);

     - if we elect to pay all or a portion of the repurchase price in shares of our common stock, the method by which we are required to calculate "market price" of the common stock; and

     - the procedures that holders must follow to require us to repurchase their notes.

     The "market price" means the average closing sale price of our common stock for the five trading days ending on the third business day prior to the applicable repurchase date (assuming the third business day prior to the applicable repurchase date is a trading day, or if not, the five trading days ending on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

     Because the market price of our common stock will be determined prior to the applicable repurchase date, noteholders bear the market risk that our common stock will decline in value between the date the market price is calculated and the repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of our common stock only if our common stock is listed on a United States national securities exchange or quoted in an inter-dealer quotation system of any registered United States national securities association.

     Upon determination of the actual number of shares of our common stock to be issued in accordance with the foregoing provisions, if required, we will notify the securities exchanges or quotation systems on which our common stock is then listed or quoted and disseminate the number of shares to be issued on our website or through another public medium.

     Our right to repurchase your notes, in whole or in part, with shares of our common stock is subject to various conditions, including:

     - registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required; and

     - qualification or registration of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom.

     If these conditions are not satisfied by a repurchase date, we will pay the repurchase price of the notes to be repurchased entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the note holders the required notice, except as described in the preceding sentence.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made on the later of the business day following the repurchase date or promptly following the time of book-entry transfer or delivery of the note. If the paying agent holds money or securities sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after that date:

     -    the note will cease to be outstanding;

     -    interest will cease to accrue; and

     - all other rights of the holder will terminate (other than the right to receive the repurchase price upon delivery of the note).

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. If this were to occur, we could be required to issue shares of our common stock to pay the repurchase price at valuations based on then-prevailing market prices for all notes tendered by their holders.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934 that may be applicable at the time of the tender offer. If required, we will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

REPURCHASE AT OPTION OF THE HOLDER UPON A CHANGE IN CONTROL

     In the event of any Change in Control of Pride, each holder of notes will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase all or any portion (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's notes as of the date that is 35 business days after the occurrence of such Change in Control, which we refer to as the "Change in Control Purchase Date," at a cash price equal to 100% of the outstanding principal amount of those notes plus accrued and unpaid interest, if any, through and including the Change in Control Purchase Date, which we refer to as the "Change in Control Purchase Price."

     Within 15 business days after the Change in Control, Pride will mail to the trustee and to each holder (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice will state, among other things:

     - the date of such Change in Control and, briefly, the events causing such Change in Control,

     -    the date by which the Change in Control Purchase Notice must be given,

     -    the Change in Control Purchase Date,

     -    the Change in Control Purchase Price,

     -    the name and address of the paying agent and the conversion agent,

     -    the conversion rate and any adjustments thereto,

     - that notes with respect to which a Change in Control Purchase Notice is given by the holder may be converted into shares of common stock only if the Change in Control Purchase Notice has been withdrawn by the holder in accordance with the terms of the indenture,

     -    the procedures that holders must follow to exercise these rights,

     - the procedures for withdrawing a Change in Control Purchase Notice, and

     - that holders who want to convert notes must satisfy the requirements set forth in the notes.

We will cause a copy of such notice to be published in a daily newspaper of national circulation.

     To exercise the purchase right, the holder must deliver written notice of the exercise of such right, which we refer to as a "Change in Control Purchase Notice," to the paying agent prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice must state:

     - the certificate numbers of the notes to be delivered by the holder thereof for purchase by Pride,

     - the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple thereof, and

     - that such notes are to be purchased by Pride pursuant to the applicable provisions of the notes.

     Any Change in Control Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal must state the principal amount and the certificate numbers of the notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

     Payment of the Change in Control Purchase Price for a note for which a Change in Control Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such note (together with necessary endorsements) to the paying agent at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such note will be made on the later of the business day following the Change in Control Purchase Date or promptly following the time of delivery of such note. If the paying agent holds, in accordance with the terms of the indenture, money sufficient to pay the Change in Control Purchase Price of such note on the business day following the Change in Control Purchase Date, then, on and after the Change in Control Purchase Date, such note will cease to be outstanding and interest on such note will cease to accrue and will be deemed paid, whether or not such note is delivered to the paying agent, and all other rights of the holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of such note).

     One of the events that constitutes a Change in Control under the indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of Pride and its Subsidiaries, taken as a whole. New York law will govern the indenture and the notes, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if we engaged in a transaction in which we disposed of less than all of our assets, a question of interpretation could arise as to whether that disposition was of "substantially all" of our assets and whether we were required to purchase notes at the option of the holders.

     We will comply with the provisions of Rule 13e-4 and any other rules under the Securities Exchange Act of 1934 that may then be applicable to our offer to purchase notes at the option of the holders thereof upon a Change in Control of Pride and, if required, will file a Schedule TO or any other required schedule.

     The Change in Control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of Pride and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of common stock or to obtain control of Pride by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti takeover provisions. The terms of such feature result from negotiations between Pride and the initial purchaser.

     The provisions of the indenture relating to a Change in Control may not afford the holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders, if such transaction does not constitute a Change in Control.

     If a Change in Control were to occur, we might not have funds sufficient to pay the Change in Control Purchase Price for all of the notes that might be delivered by holders seeking to exercise the purchase right, because we might also be required to prepay certain other Indebtedness having change of control provisions in favor of the holders thereof. In addition, our ability to purchase notes with cash may be limited by the terms of our then-existing borrowing agreements.

LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

     We will, and will permit any Subsidiary to, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction only if:

     - the proceeds from the Sale and Lease-Back Transaction are at least equal to the Fair Market Value of the Property being transferred, and

     - we or the Subsidiary would have been permitted to enter into the transaction under the covenant described under the caption " -- Limitation on Liens."

LIMITATION ON LIENS

     We will not, and will not permit any Subsidiary to, create, affirm, incur, assume or suffer to exist any Liens on or with respect to any Property of Pride or that Subsidiary or any interest in that Property or any income or profits from that Property, without effectively securing the notes equally and ratably with (or prior to) any Indebtedness so secured. This restriction will not apply to Permitted Liens.

LIMITATION ON NON-GUARANTOR SUBSIDIARIES

     Subject to the immediately following paragraph, we will not permit any Subsidiary that is not a subsidiary guarantor to incur any Indebtedness, other than Indebtedness of Non-Recourse Subsidiaries and Permitted Subsidiary Indebtedness, unless:

     (1) both:

         - such Subsidiary simultaneously executes and delivers a supplemental indenture providing for a subsidiary guarantee of the notes by such Subsidiary and

         - with respect to any guarantee of our Subordinated Indebtedness by a Subsidiary, any such guarantee will be subordinated to that Subsidiary's guarantee of the notes at least to the same extent as such Subordinated Indebtedness is subordinated to the notes,

     (2) such Subsidiary waives, and agrees not in any manner whatsoever to exercise any right or claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Subsidiary as a result of any payment by such Subsidiary under its subsidiary guarantee of the notes until such time as the obligations guaranteed thereby are paid in full and

     (3) such Subsidiary delivers to the trustee an opinion of independent legal counsel to the effect that such supplemental indenture has been duly executed and authorized and such subsidiary guarantee constitutes a valid, binding and enforceable obligation of the Subsidiary, except insofar as enforcement may be:

         - limited by bankruptcy, insolvency or similar laws (including all laws relating to fraudulent transfers), and

         -    subject to general principles of equity.

     If, during any period, the notes achieve and continue to maintain a rating of Baa3 (or the equivalent) or higher by Moody's Investors Service, Inc. and BBB- (or the equivalent) or higher by Standard & Poor's Ratings Services and no Event of Default has occurred and is continuing, which period we call an "Investment Grade Status Period," this covenant will be suspended and will not apply to us and our Subsidiaries during the Investment Grade Status Period. No failure to comply with this covenant by us or any of our Subsidiaries during an Investment Grade Status Period will constitute a Default or Event of Default should this covenant be subsequently reinstated.

GLOSSARY

     "Adjusted Net Assets" of a subsidiary guarantor at any date means the amount by which the Fair Value of the properties and assets of such subsidiary guarantor exceeds the total amount of liabilities, including contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its subsidiary guarantee, of such subsidiary guarantor at such date.

     "Average Life" means, as of any date, the quotient obtained by dividing:

     (1) the sum of the products of

          - the number of years from such date to the date of each scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of the applicable debt security or preferred stock, multiplied in each case by

          -    the amount of such principal payment; by

     (2) the sum of all such principal payments.

     "Capital Lease Obligation" means, at any time as to any person with respect to any Property leased by that person as lessee, the amount of the liability with respect to such lease that would be required at such time to be capitalized and accounted for as a capital lease on the balance sheet of such person prepared in accordance with GAAP. For purposes of " -- Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

     "Capital Stock" in any entity means any and all shares, interests, partnership interests, participations or other equivalents in the equity interest (however designated) in such entity and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such entity.

     "Change in Control" means:

          (1) a determination by us that any person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) other than a Parent Holding Company has become the direct or indirect beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of our Voting Stock;

          (2) we are merged with or into or consolidated with another entity and, immediately after giving effect to the merger or consolidation, less than 50% of the outstanding voting securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) in the aggregate by:

          - our stockholders immediately prior to such merger or consolidation;

          - if the record date has been set to determine our stockholders entitled to vote on such merger or consolidation, our stockholders as of such record date; or

          -    a Parent Holding Company;

          (3) we, either individually or in conjunction with one or more Subsidiaries, sell, convey, transfer or lease, or the Subsidiaries sell, convey, transfer or lease, all or substantially all of our and our Subsidiaries' assets, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any person or entity (other than a Parent Holding Company or a Wholly Owned Subsidiary of Pride);

          (4) the liquidation or dissolution of our company; or

          (5) the first day on which a majority of the individuals who constitute the Board of Directors are not Continuing Directors.

     The term "common stock" means common stock, par value $.01 per share, of Pride as it exists on the original date of issuance of the notes or any other Capital Stock of Pride into which such common stock shall be reclassified or changed.

     "Consolidated Current Liabilities" of any entity means, as of any date, the total liabilities (including tax and other proper accruals) of such entity and its subsidiaries (other than Non-Recourse Subsidiaries) on a consolidated basis at such date which may properly be classified as current liabilities in accordance with GAAP, after eliminating (1) all intercompany items between such entity and its subsidiaries (other than Non-Recourse Subsidiaries) or between subsidiaries (other than between a subsidiary that is not a Non-Recourse Subsidiary and Non-Recourse Subsidiaries) and (2) all current maturities of long-term Indebtedness.

     "Consolidated Net Tangible Assets" of any person means, as of any date, Consolidated Tangible Assets of such person at such date, after deducting (without duplication of deductions) all Consolidated Current Liabilities of such person at such date.

     "Consolidated Tangible Assets" of any person means, as of any date, the consolidated assets of such person and its subsidiaries (other than Non-Recourse Subsidiaries) at such date, after eliminating intercompany items between such entity and its subsidiaries (other than Non-Recourse Subsidiaries) or between subsidiaries (other than between a subsidiary that is not a Non-Recourse Subsidiary and Non-Recourse Subsidiaries) and after deducting:

          (1) the net book value of all assets that would be classified as intangibles under GAAP (including, without limitation, goodwill, organizational expenses, trademarks, trade names, copyrights, patents, licenses and any rights in any thereof); and

          (2) any prepaid expenses, deferred charges and unamortized debt discount and expense, each such item determined in accordance with GAAP.

     "Continuing Director" means an individual who is a member of the full Board of Directors of Pride and either:

          (1) who was a member of the Board of Directors on the original date of issuance of the notes; or

          (2) whose nomination for election or election to the Board of Directors was approved by vote of at least 66 2/3% of the directors then still in office who were either directors on the original date of issuance of the notes or whose election or nomination for election was previously so approved.

     "Currency Hedge Obligations" means, at any time as to any person, the obligations of such person at such time which were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage such person's or any of its subsidiaries' exposure to fluctuations in foreign currency exchange rates.

     "Fair Market Value" means the fair market value as determined in good faith by the Board of Directors of Pride.

     "Fair Value" means the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

     "GAAP" means, at any date, United States generally accepted accounting principles, consistently applied, as set forth in the opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be designated by the AICPA, that are applicable to the circumstances as of the date of determination. All calculations made for purposes of determining compliance with the terms of the covenants set forth under " -- Limitation on Sale and Lease-Back Transactions," " -- Limitation on Liens" and " -- Limitation on Non-Guarantor Subsidiaries" will, however, use GAAP in effect at the date of original issuance of the notes.

     "Indebtedness" as applied to any person means, at any time, without duplication:

          (1) any obligation of such person, contingent or otherwise, for borrowed money;

          (2) any obligation of such person evidenced by bonds, debentures, notes or other similar instruments;

          (3) any obligation of such person for all or any part of the purchase price of Property or for the cost of Property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable included in current liabilities incurred in respect of Property and services purchased in the ordinary course of business;

          (4) any obligation of such person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business);

          (5) any obligation of such person under conditional sale or other title retention agreements relating to purchased Property (other than accounts payable incurred in the ordinary course of business);

          (6) any obligation of such person issued or assumed as the deferred purchase price of Property (other than accounts payable incurred in the ordinary course of business);

          (7) any Capital Lease Obligation;

          (8) any obligation of any other person secured by (or for which the obligee thereof has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired, whether or not any obligation secured thereby has been assumed, by such person, the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured;

          (9) any obligation of such person in respect of any letter of credit supporting any obligation of any other person;

          (10) the maximum fixed repurchase price of any Redeemable Stock of such person (or if such person is a subsidiary, any preferred stock of such person);

          (11) any Interest Swap Obligation or Currency Hedge Obligation of such person; and

          (12) any obligation that is in economic effect a guarantee, regardless of its characterization (other than an endorsement in the ordinary course of business or any performance guarantee), with respect to any Indebtedness of another person, to the extent guaranteed.

     For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock or subsidiary preferred stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Redeemable Stock or subsidiary preferred stock as if such Redeemable Stock or subsidiary preferred stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the indenture; provided, however, that if such Redeemable Stock or subsidiary preferred stock is not then permitted to be repurchased, the repurchase price will be the book value of such Redeemable Stock or subsidiary preferred stock. The amount of Indebtedness of any person at any date will be:

          (1) the outstanding book value at such date of all unconditional obligations as described above and

          (2) the maximum liability at such date of any contingent obligations as described above.

     "Interest Swap Obligation" means, with respect to any person, the obligation of such person pursuant to any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar agreement or arrangement designed to protect against or manage such person's or any of its subsidiaries' exposure to fluctuations in interest rates.

     "Investment" means, with respect to any person, any investment in another person, whether by means of:

     -    a share purchase;

     -    a capital contribution;

     -    a loan;

     - an advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures or prepayments or deposits in the ordinary course of business) or similar credit extension constituting Indebtedness of such other person; or

     -    any guarantee of Indebtedness of any other person.

The term "Investment" will not, however, include any transaction involving the purchase or other acquisition (including by way of merger) of Property (including Capital Stock) by Pride or any Subsidiary in exchange for Capital Stock (other than Redeemable Stock) of Pride. The amount of any person's Investment will be the original cost of such Investment to such person, plus the cost of all additions thereto paid by such person, minus the amount of any portion of such Investment repaid to such person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or writeups, writedowns or writeoffs with respect to such Investment. In determining the amount of any investment involving a transfer of any Property other than cash, such Property to be valued at its Fair Value at the time of such transfer as determined in good faith by the board of directors (or comparable body) of the person making such transfer.

     "Lien" means:

     -    any mortgage;

     -    pledge;

     -    hypothecation;

     -    charge;

     -    assignment;

     -    deposit arrangement;

     -    encumbrance;

     -    security interest;

     -    lien (statutory or other); or

     - preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever.

     The definition of "Lien" includes any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the above.

     "Limited Recourse Indebtedness" means:

          (1) Indebtedness with respect to the two drilling/workover barge rigs owned by Pride's Venezuelan Subsidiary as in effect on the date of original issuance of the notes (the "Venezuelan Barge Financing");

          (2) Indebtedness with respect to the two drillships owned by Andre Maritime Ltd. and Martin Maritime Ltd. as in effect on the date of original issuance of the notes (the "Angola/Africa Drillship Financing"); and

          (3) Indebtedness incurred to finance the purchase, acquisition, renovation or construction of capital assets and related items (including interest added to principal), or refinancing thereof,

               - for which the recourse of the holder of such Indebtedness is effectively limited to such capital assets and related items; or

               - in which the recourse and security are similar to (or more favorable to Pride and its Subsidiaries than) the Venezuelan Barge Financing or the Angola/Africa Drillship Financing.

     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of a Non-Recourse Subsidiary as to which:

          (1) neither Pride nor any Subsidiary provides credit support constituting Indebtedness of Pride or any Subsidiary or is otherwise directly or indirectly liable (other than as permitted to be incurred under the definition of Non-Recourse Subsidiary); and

          (2) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against a Non-Recourse Subsidiary) would permit (upon notice or lapse of time or both) any holder of any other Indebtedness of Pride or its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Non-Recourse Subsidiary" means:

     - any subsidiary of Pride that at the time of determination will be designated a Non-Recourse Subsidiary by the Board of Directors of Pride as provided below; and

     -    any subsidiary of a Non-Recourse Subsidiary.

     The Board of Directors of Pride may designate any subsidiary of Pride as a Non-Recourse Subsidiary so long as:

          (1) neither Pride nor any Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such subsidiary or has made an Investment in such subsidiary, subject to the proviso described below;

          (2) no default with respect to any Indebtedness of such subsidiary would permit (upon notice or lapse of time or otherwise) any holder of any other Indebtedness of Pride or any Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

          (3) designation does not result in the creation or imposition of any Lien on any Property of Pride or any Subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which is in compliance with the "Limitation on Liens" covenant).

     With respect to clause (1), however, Pride or a Subsidiary may be liable for Indebtedness of, and may have an Investment in, a Non-Recourse Subsidiary if:

     - at the time of incurrence, such liability or Investment, together with all other liabilities and Investments within clause (1) outstanding at such time, does not exceed 5% of our Consolidated Net Tangible Assets; or

     - at the time of designation of such subsidiary as a Non-Recourse Subsidiary, such liability or Investment, together with all other liabilities and Investments within clause (1) outstanding at such time, does not exceed 5% of our Consolidated Net Tangible Assets (calculated as if such subsidiary were a Non-Recourse Subsidiary).

     The Board of Directors of Pride may designate any Non-Recourse Subsidiary as a Subsidiary if, immediately after giving effect to such designation, no Event of Default or event that, after notice or the passage of time or both, would be an Event of Default has occurred and is continuing and, if any Property of Pride or any of its Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien is in compliance with the "Limitation on Liens" covenant.

     "Parent Holding Company" means (a) from and after the time the common stock is not listed on a United States or foreign national or regional securities exchange or traded through the National Association of Securities Dealers Automated Quotation System or similar system or another entity succeeds to and is substituted for Pride under the indenture, an entity which, immediately after such time, had substantially the same stockholders, directly or indirectly, as Pride immediately prior to such time with holdings in substantially the same proportion as such stockholders' holdings in Pride immediately prior to such time, (b) from and after the sale, conveyance, assignment, transfer, lease or other disposition of all or substantially all of our and our Subsidiaries' assets, Pride and (c) each Wholly Owned Subsidiary of another Parent Holding Company.

     "Permitted Liens" means:

          (1) Liens in existence on the original date of issuance of the notes;

          (2) Liens created for the benefit of the notes;

          (3) Liens on Property of a person existing at the time such person is merged or consolidated with or into, or otherwise acquired by, Pride or a Subsidiary (and not incurred as a result of, or in anticipation of, such transaction), if such Liens relate solely to such Property and the proceeds thereof and accessories and upgrades thereto;

          (4) Liens on Property existing at the time of the acquisition thereof (and not incurred as a result of, or in anticipation of, such transaction), if such Liens relate solely to such Property and the proceeds thereof and accessories and upgrades thereto;

          (5) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits, statutory obligations, bid, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

          (6) Liens imposed by law or arising by operation of law and incurred in the ordinary course of business;

          (7) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of property and defects, irregularities and deficiencies in title to property that do not, individually or in the aggregate, materially affect the ability of Pride and its Subsidiaries, taken as a whole, to conduct the business presently conducted;

          (8) Liens for taxes or assessments or other governmental charges or levies not yet due and payable, or the validity of which is being contested by Pride or a Subsidiary in good faith appropriate proceedings upon stay of execution or the enforcement thereof and for which adequate reserves in accordance with GAAP or other appropriate provision has been made;

          (9) Liens to secure Indebtedness incurred for the purpose of financing all or a part of the purchase price or construction cost of Property (including the cost of upgrading or refurbishing rigs or drillships) acquired or constructed after the original date of issuance of the notes, if:

               - the principal amount of Indebtedness secured by such Liens does not exceed 100% of the lesser of cost or Fair Market Value of the Property so acquired, upgraded or constructed plus transaction costs related thereto;

               - such Liens do not encumber any other Property of Pride or any Subsidiary (other than the proceeds thereof and improvements, accessions and upgrades thereto); and

               - such Liens attach to such Property within 180 days of the later of commencement of commercial operations of such Property and completion of the construction, acquisition, upgrade or improvement of such Property;

          (10) Liens securing Capital Lease Obligations and other obligations, if such Liens secure Capital Lease Obligations and other obligations that do not exceed 10% of Pride's Consolidated Net Tangible Assets when combined with:

               - the outstanding secured Indebtedness of Pride and its Subsidiaries (other than Indebtedness secured by Liens described under clauses (2) and (9) of this definition); and

               - the aggregate amount of all other Capital Lease Obligations and other obligations of Pride and Subsidiaries;

          (11) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (1), (2), (3), (4) and (9) if such Liens do not extend to any other Property of Pride or any Subsidiary (other than the proceeds thereof and accessions and upgrades thereto) and the principal amount of the Indebtedness secured by such Liens is not increased;

          (12) any charter or lease of drilling rigs in the ordinary course of business;

          (13) leases or subleases of property to other persons in the ordinary course of business;

          (14) Liens securing Non-Recourse Indebtedness;

          (15) Liens securing Indebtedness (and any guarantee or pledge) under one or more credit facilities, in an aggregate principal amount at any one time outstanding not to exceed the greater of:

               -    $100 million; and

               - an amount equal to 10% of our Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness (plus interest and fees under such facilities);

          (16) judgment liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been only initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

          (17) rights of set-off of banks and other persons;

          (18) other deposits made in the ordinary course of business to secure liability to insurance carriers under insurance or self-insurance arrangements;

          (19) Liens securing reimbursement obligations under letters of credit, entered into in the ordinary course of business if in each case such Liens cover only the title documents and related goods (and any proceeds thereof) covered by the related letter of credit;

          (20) Liens or equitable encumbrances deemed to exist by reason of fraudulent conveyance or transfer laws or negative pledge or similar agreements to refrain from permitting Liens; and

          (21) Liens securing up to $500 million of other Indebtedness.

     "Permitted Subsidiary Indebtedness" means any of the following Indebtedness of a Subsidiary, other than guarantees of our Indebtedness (provided that a pledge of assets to secure Indebtedness for which the pledgor is not otherwise liable will not be considered a guarantee):

          (1) Indebtedness or preferred stock issued to and held by us or any of our Wholly Owned Subsidiaries, so long as any transfer of such Indebtedness or preferred stock to a person other than us or any of our Wholly Owned Subsidiaries will be deemed to constitute the issuance of such Indebtedness or preferred stock by the issuer;

          (2) Indebtedness or preferred stock of a Subsidiary that existed at the time such person became our Subsidiary (other than Indebtedness or preferred stock issued in connection with or in anticipation of that person becoming our Subsidiary);

          (3) Indebtedness or preferred stock outstanding on the original date of issuance of the notes;

          (4) Indebtedness (and any guarantee or pledge) under one or more credit facilities, in an aggregate principal amount at any one time outstanding not to exceed $250 million plus the greater of:

               -    $100 million; and

               - an amount equal to 10% of our Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness (plus interest and fees under such facilities);

          (5) Indebtedness under Interest Swap Obligations if:

               - such Interest Swap Obligations are related to payment obligations on Indebtedness; and

               - the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligations relate;

          (6) Indebtedness under Currency Hedge Obligations if:

               - such Currency Hedge Obligations are related to payment obligations on Indebtedness or to the foreign currency cash flows reasonably expected to be generated by Pride and the Subsidiaries; and

               - the notional principal amount of such Currency Hedge Obligations does not exceed the principal amount of the Indebtedness and the amount of the foreign currency cash flows to which such Currency Hedge Obligations relate;

          (7) Indebtedness for bid performance bonds, surety bonds, appeal bonds and letters of credit or similar arrangements issued for the account of Pride or any Subsidiary, in each case in the ordinary course of business;

          (8) Permitted Subsidiary Refinancing Indebtedness;

          (9) preferred stock issued in exchange for, or the proceeds of which are used to refinance, repurchase or redeem, Indebtedness or preferred stock described in clauses (2) and (3) of this definition (the "Retired Indebtedness or Stock"), if the preferred stock so issued has:

               - a liquidation value not in excess of the principal amount or liquidation value of the Retired Indebtedness or Stock plus related expenses for redemption and issuance; and

               - a redemption date later than the stated maturity or redemption date (if any) of the Retired Indebtedness or Stock;

          (10) Indebtedness of a Subsidiary that represents the assumption by that Subsidiary of Indebtedness of another Subsidiary (other than Non-Recourse Indebtedness) in connection with a merger of those Subsidiaries, if no Subsidiary or any successor existing on the original date of issuance of the notes assumes or otherwise becomes responsible for any Indebtedness of an entity that is not a Subsidiary on the original date of issuance of the notes, except to the extent that a Subsidiary would be permitted to incur such Indebtedness under this definition;

          (11) Indebtedness to finance the construction and operation of the drillships Pride Africa and Pride Angola pursuant to the credit agreements among Pride, certain of its Subsidiaries, and lenders thereunder, as in effect on the original date of issuance of the notes, and any refinancings or replacements thereof; and

          (12) Indebtedness or preferred stock of any Subsidiary, which when taken together with all other Indebtedness and preferred stock of the Subsidiaries (except Indebtedness or preferred stock incurred pursuant to clauses (1), (2), (4), (5), (6), (7) and (11) of this definition and clauses (8) and (9) of this definition to the extent relating to Indebtedness incurred pursuant to clauses (1), (2), (4), (5), (6) and (7) of this definition), does not exceed at any one time outstanding the greater of:

               -    $100 million; and

               - 15% of our Consolidated Net Tangible Assets determined as of the date of incurrence of such Indebtedness.

     "Permitted Subsidiary Refinancing Indebtedness" means Indebtedness of any Subsidiary incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of such Subsidiary or any other Subsidiary (provided that, if any Subsidiary that is an obligor on the Indebtedness being renewed, extended, refinanced, refunded or repurchased (the "Existing Indebtedness") is a subsidiary guarantor, each Subsidiary that is an obligor on such Permitted Refinancing Subsidiary Indebtedness, if not an obligor on the Existing Indebtedness, must become a subsidiary guarantor), which outstanding Indebtedness was incurred in accordance with or is otherwise permitted by the terms of the Indenture, if:

          (1) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is equal or subordinated in right of payment to the subsidiary guarantees of the notes, then such new Indebtedness is equal or subordinated, as the case may be, in right of payment (without regard to its being secured) to the subsidiary guarantees of the notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased;

          (2) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased;

          (3) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased; and

          (4) such new Indebtedness is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses and any premium incurred by Pride or such Subsidiary in connection therewith.

     "Property" means, with respect to any person, any interest of such person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

     "Redeemable Stock" means, with respect to any person, any equity security that by its terms or otherwise is required to be redeemed, or is redeemable at the option of the holder thereof, at any time prior to one year following the stated maturity of the notes or is exchangeable into Indebtedness of such person or any of its subsidiaries.

     "Sale and Lease-Back Transaction" means, with respect to any person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such person or a subsidiary of such person and is thereafter leased back from the purchaser or transferee thereof by such person or one of its subsidiaries.

     "Subordinated Indebtedness" means any Indebtedness of Pride or any subsidiary guarantor that is subordinated in right of payment to the notes or the subsidiary guarantees of the notes, as the case may be, pursuant to a written agreement to that effect and does not mature prior to one year following the stated maturity of the notes.

     The term "subsidiary" means, with respect to any person:

          (1) any corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such person, or by one or more other subsidiaries of such person, or by such person and one or more other subsidiaries of such person;

          (2) any general partnership, joint venture or similar entity more than 50% of the outstanding partnership or similar interests of which is owned, directly or indirectly, by such person, or by one or more other subsidiaries of such person, or by such person and one or more other subsidiaries of such person; and

          (3) any limited partnership of which such person or any subsidiary of such person is a general partner.

     The term "Subsidiary" means a subsidiary of Pride other than a Non-Recourse Subsidiary.

     "Voting Stock" means, with respect to any person, securities of any class or classes of Capital Stock or other interests (including partnership interests) in such person entitling the holders thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such person.

     "Wholly Owned Subsidiary" means, with respect to a person, any subsidiary of that person to the extent:

          (1) all of the Voting Stock or other ownership interests in such subsidiary, other than any director's qualifying shares mandated by applicable law, is owned directly or indirectly by such person; or

          (2) such subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such subsidiary to transact business in such foreign jurisdiction, if such person:

               - directly or indirectly owns the remaining Capital Stock or ownership interest in such subsidiary; and

               - by contract or otherwise, controls the management and business of such subsidiary and derives the economic benefits of ownership of such subsidiary to substantially the same extent as if such subsidiary were a wholly owned subsidiary.

MERGER AND SALE OF ASSETS BY PRIDE

     We may consolidate with or merge into any other entity (other than a merger of a Subsidiary into us in which we are the continuing corporation), or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of our and our Subsidiaries' assets, taken as a whole, to any person, only if:

          (1) either

               -    we are the continuing entity; or

               - the resulting entity is organized under the laws of the United States of America or any State thereof or the District of Columbia, the Bahamas, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, any of the Channel Islands, France, the Netherlands, or the Netherlands Antilles, and assumes by a supplemental indenture the due and punctual payments on the notes and the performance of our covenants and obligations under the indenture;

          (2) immediately after giving effect to the transaction on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), no Event of Default or event that, after notice or the passage of time or both, would be an Event of Default under the indenture (a "Default") has occurred and is continuing or would result from the transaction; and

          (3) in the event that we or the resulting entity is organized in a jurisdiction other than the United States that is different from the jurisdiction in which the obligor on the notes was organized immediately before giving effect to the transaction:

               - such continuing entity delivers to the trustee an opinion of counsel stating that (a) the obligations of the continuing entity under the indenture are enforceable under the laws of the new jurisdiction of its formation subject to customary exceptions and (b) the holders will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the transaction and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such transaction had not occurred;

               - the continuing entity agrees in writing to submit to jurisdiction and appoints an agent for the service of process, each under terms satisfactory to the trustee; and

               - the board of directors of the continuing entity determines in good faith that such transaction will have no material adverse effect on any holder and a board resolution to that effect is delivered to the trustee.

     This covenant will not apply to any merger of another entity into Pride.

     In connection with any consolidation, merger, asset transfer or other transaction contemplated by this restriction, we will deliver or cause to be delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, asset transfer or transaction and the supplemental indenture in respect thereto comply with the provisions of the indenture and that all conditions precedent in the indenture relating to such transactions have been complied with.

     Upon any transaction of the type described in and effected in accordance with this section, the resulting entity will succeed to and be substituted for and may exercise every right and power of Pride under the indenture and the notes with the same effect as if the resulting entity had been named as Pride in the indenture. When the resulting entity assumes all the obligations and covenants of Pride under the indenture and the notes, except in the case of a lease, we will be relieved of all such obligations.

EVENTS OF DEFAULT

     If an Event of Default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately, except that, in the case of an Event of Default specified in item (e) below, if the Event of Default affects more than one series of debt securities issued under the indenture, the trustee or the holders of at least 25% in aggregate outstanding principal amount of all series are required to make such declaration. In the case of certain events of bankruptcy or insolvency, the principal amount will automatically become immediately due and payable without any declaration or other act on the part of either the trustee or any holder. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes or of all the outstanding debt securities issued under the indenture, as applicable, may, under certain circumstances, rescind or annul any such acceleration. Interest shall, to the extent permitted by law, accrue at the annual rate of 1% above the coupon rate and be payable on demand upon a default in the payment of principal amount, accrued and unpaid interest or any redemption price, Change in Control Purchase Price or shares of common stock to be delivered upon conversion of the notes, and such interest shall be compounded semiannually. The accrual of such interest on overdue amounts shall be in lieu of, and not in addition to, the continued accrual of interest.

     An Event of Default with respect to the notes includes any of the following:

          (a) our failure to pay interest on any note for 30 days;

          (b) our failure to pay principal of or any premium on any note when due;

          (c) our failure to deliver shares of common stock within 10 days when such common stock is required to be delivered upon conversion or repurchase of a note as provided in the indenture;

          (d) our failure to comply with any of our covenants or agreements contained in " -- Merger and Sale of Assets by Pride" and " -- Repurchase at Option of the Holder Upon a Change in Control;"

          (e) the failure in the performance or breach of any covenant or agreement by Pride or any subsidiary guarantor contained in the notes, any subsidiary guarantee of the notes or the indenture (other than a covenant or agreement a default in performance or breach of which is specifically dealt with) for 30 days after written notice has been mailed to Pride or such subsidiary guarantor by the trustee or to Pride or such subsidiary guarantor and the trustee by the holders of at least 25% of the aggregate principal amount of the outstanding notes;

          (f) the failure by Pride or any Subsidiary to pay its Indebtedness (other than Non-Recourse Indebtedness or Limited Recourse Indebtedness) when due within the applicable grace period or the acceleration of any such Indebtedness by the holders thereof and, in either case, the aggregate principal amount of the due and unpaid or accelerated Indebtedness exceeds $10 million;

          (g) any subsidiary guarantee for any reason ceases to be, or is asserted by Pride or any subsidiary guarantor, as applicable, not to be, in full force and effect (except pursuant to the release of any such subsidiary guarantee in accordance with the indenture); and

          (h) events of bankruptcy, insolvency or reorganization involving Pride or any significant subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes) of Pride.

     If a Default or Event of Default occurs, is continuing and is known to the trustee, the trustee will notify the holders of the notes within 90 days after it occurs. The trustee may withhold notice to the holders of the notes of any Default or Event of Default, except in any payment on the notes, if the trustee in good faith determines that withholding notice is in the interest of the holders of the notes.

     A holder of a note may pursue any remedy under the indenture only if:

     - the holder has previously given written notice to the trustee of a continuing Event of Default with respect to the notes;

     - the holders of at least 25% in principal amount of the outstanding notes have made written request to the trustee to institute proceedings in the trustee's own name;

     -    the holder has offered the trustee reasonable indemnity;

     - the trustee has failed to act within 60 days after receipt of the notice and indemnity; and

     - during that 60-day period, the holders of a majority in principal amount of the outstanding notes have given no direction inconsistent with the request.

This provision does not, however, affect the right of a holder of any notes to sue for the enforcement of any overdue payment.

     In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the trustee reasonable indemnity. Subject to this provision for indemnification, the holders of a majority in principal amount of the outstanding notes generally may direct the time, method and place of:

     -    conducting any proceeding for any remedy available to the trustee; or

     - exercising any trust or power conferred on the trustee with respect to the notes;

except that, in some cases, a majority in principal amount of all outstanding debt securities issued under the indenture is required. If an Event of Default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs.

     The indenture requires us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in performance.

MODIFICATION AND WAIVER

     We may modify or amend the indenture for purposes of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. Without the consent of each holder of an outstanding note, however, no modification may:

     - change the stated maturity of the principal of, or any installment of interest on, any note;

     - reduce the principal amount of, or the rate of interest or any premium on, any note;

     - change the place of payment where, or the currency in which, the principal of, or any premium or interest on, any note is payable;

     - impair the right to institute suit for the enforcement of any payment on any note;

     - materially and adversely affect the right provided in the indenture to convert any note;

     - subordinate in right of payment, or otherwise subordinate, the notes or any subsidiary guarantee to any other Indebtedness;

     - materially and adversely affect the right provided in the indenture to require us to repurchase notes upon a Change in Control; or

     - reduce the percentage in principal amount of outstanding notes necessary to modify the indenture, to waive compliance with certain provisions or to waive certain defaults.

     We may modify or amend the indenture without the consent of any holders of notes in certain circumstances, including:

     - to add covenants and Events of Default or to surrender any rights we have under the indenture;

     -    to provide any security for the notes;

     - to provide for the assumption of our obligations under the indenture and the notes by a successor upon any merger, consolidation or asset transfer;

     - to make any change that does not adversely affect the rights of any holder of the notes in any material respect;

     - to facilitate the defeasance or discharge of the notes if that change does not adversely affect the holders of or any other series of debt securities under the indenture in any material respect;

     -    to provide for the acceptance of a successor or another trustee;

     - to cure any ambiguity, omission, defect or inconsistency in the indenture;

     - to add or release any subsidiary guarantor as contemplated under " -- Subsidiary Guarantees of Notes";

     - to release any subsidiary guarantor pursuant to the terms of the indenture other than as contemplated under " -- Subsidiary Guarantees of the Notes", provided that it does not adversely affect the interests of the holders in any material respect; or

     - to complete or make provision for certain other matters contemplated by the indenture.

DEFEASANCE

     The notes will be subject to both legal defeasance and discharge and covenant defeasance at our option. However, our obligations with respect to the convertibility of the notes will survive any such action by us. When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or U.S. government securities sufficient to make payments on the notes on the dates those payments are due and payable, then, at our option, either of the following will occur:

     - we will be discharged from our obligations with respect to the notes ("legal defeasance and discharge"); or

     - we will no longer have any obligations under the indenture and the notes ("covenant defeasance");

except for our obligations relating to, among other things:

     -    making payments on the notes;

     -    registration of transfer or exchange of notes;

     -    replacement of stolen, lost or mutilated notes;

     -    maintenance of paying agencies; and

     -    holding of funds or U.S. government securities for payment in trust.

     We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize income, gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance and discharge, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

     Under current United States federal income tax law, legal defeasance and discharge would likely be treated as a taxable exchange of notes to be defeased for interests in the defeasance trust. As a consequence, a United States holder would recognize gain or loss equal to the difference between the holder's cost or other tax basis for the notes and the value of the holder's interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current United States federal income tax law, covenant defeasance would not be treated as a taxable exchange of such debt securities.

FORM, DENOMINATION AND REGISTRATION

     The notes will be issued:

     -    in fully registered form;

     -    without interest coupons; and

     - in denominations of $1,000 principal amount and integral multiples of $1,000.

GLOBAL NOTE, BOOK-ENTRY FORM

     We originally issued the notes in the form of global notes. We deposited the global notes with or on behalf of DTC and registered the global notes in the name of Cede & Co. as DTC's nominee. The notes sold under this prospectus will be represented by a new unrestricted global note. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Investors may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     Investors who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

     -    not be entitled to have certificates registered in their names;

     - not receive physical delivery of certificates in definitive registered form; and

     -    not be considered holders of the global note.

         We will pay interest on and the redemption or repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

     - for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

     - for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

     Neither we, the trustee, security registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in a global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

CERTIFICATED NOTES

     Notes represented by certificates in definitive form registered in the names of their beneficial owners or their nominees will be transferred to all beneficial owners in exchange for their beneficial interests in a global note if either:

     - DTC or any successor depositary notifies us that it is unwilling or unable to continue as depositary for such global note and a successor depositary is not appointed by us within 90 days of such notice;

     - an Event of Default has occurred and is continuing with respect to the notes and the security registrar has received a request from the depositary to issue certificated notes in lieu of all or a portion of the global note (in which case we will deliver certificated notes within 30 days of such request); or

     -    we determine not to have the notes represented by a global note.

     Neither we nor the trustee will be liable for any delay by the related depositary or its nominee in identifying the beneficial owners of the related notes, and each such person may conclusively rely on, and will be protected in relying on, instructions from such depositary or nominee for all purposes (including with respect to the registration and delivery, and the respective principal amounts at maturity, of the notes to be issued).

REGISTRATION RIGHTS OF THE NOTEHOLDERS

     We have entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of the notes and the common stock issuable on conversion of the notes. We have filed the registration statement of which this prospectus is a part to satisfy our initial obligations under the registration rights agreement. Under this agreement, we also agreed, at our cost, to use reasonable best efforts to keep this or another shelf registration statement effective after its effective date until either of the following has occurred:

     -    all securities covered by the registration statement have been sold;
          or

     - the applicable holding period with respect to the notes and the underlying common stock under Rule 144(k) under the Securities Act or any successor provision has expired.

     We have the right to suspend use of the shelf registration statement for any reason for up to 30 consecutive days in any 90-day period, for a total of not more than 60 days in any calendar year. If, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages, until such failure is cured, to all holders of notes and all holders of common stock issued on conversion of the notes equal to 0.5% of the aggregate principal amount of notes per annum for the first 90 days following such failure, increasing by 0.5% per annum at the beginning of each subsequent 90-day period. Liquidated damages will not, however, exceed 1.0% per annum at any time. If a holder has converted notes into shares of common stock, the holder will be entitled to receive equivalent amounts based on the shares held.

     A holder who elects to sell any securities pursuant to the shelf registration statement:

     -    will be required to be named as a selling securityholder;

     -    will be required to deliver a prospectus to purchasers;

     - will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

     - will be bound by the applicable provisions of the registration rights agreement, including indemnification obligations.

     We refer to the notes and the common stock issuable on conversion of the notes as registrable securities. To be named as a selling security holder in the shelf registration statement, holders must complete and deliver a questionnaire, the form of which can be obtained from Pride upon request. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement or supplement to the related prospectus to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in this prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

GOVERNING LAW

     The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed JPMorgan Chase Bank, the trustee under the indenture, as paying agent, conversion agent, security registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee acquires any conflicting interest and a Default occurs with respect to the notes, the trustee must eliminate such conflict or resign within 90 days after ascertaining that it has a conflicting interest.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock, preferred stock, certificate of incorporation and bylaws is a summary only and is subject to the complete text of our certificate of incorporation and bylaws and the rights agreement we have entered into with American Stock Transfer & Trust Company, as rights agent, which we have filed as exhibits to the registration statement of which this prospectus is a part.

     Our authorized capital stock consists of 400,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.

     Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of our common stock will be entitled to dividends in the amounts and at the times declared by our board of directors out of funds legally available for the payment of dividends.

     If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock.

PREFERRED STOCK

     Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

     -    dividend rights;

     -    voting powers;

     -    preemptive rights;

     -    conversion rights;

     -    redemption rights; and

     -    liquidation preferences.

     The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It also could affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

     For purposes of the rights plan described below, our board of directors has designated 4,000,000 shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. For a description of the rights plan, see " -- Stockholder Rights Plan."

ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation and bylaws contain provisions that could delay or make more difficult the acquisition of control of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

     AUTHORIZED BUT UNISSUED STOCK

     We have 400,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock. One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

     - diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

     - creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

     - effecting an acquisition that might complicate or preclude the takeover.

     In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

     -    vote separately as a class on any proposed merger or consolidation;

     - cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

     - elect directors having terms of office or voting rights greater than those of other directors;

     - convert preferred stock into a greater number of shares of our common stock or other securities;

     - demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

     -    exercise other rights designed to impede a takeover.

     STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS OF STOCKHOLDERS

     Our certificate of incorporation provides that no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be taken by written consent of stockholders in lieu of a meeting, and that special meetings of stockholders may be called only by the board of directors, the chairman of the board or the president. These provisions of the certificate of incorporation may only be amended or repealed by a vote of 80% of the voting power of our outstanding common stock.

     AMENDMENT OF THE BYLAWS

     Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board of directors the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may also adopt, amend or repeal our bylaws by a vote of a majority of the voting power of our outstanding voting stock.

     REMOVAL OF DIRECTORS

     Directors may be removed with or without cause by a vote of a majority of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office or by the stockholders, and a director elected to fill a vacancy serves until the next annual meeting of stockholders.

     ADVANCE NOTICE PROCEDURE FOR DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS

     Our bylaws provide the manner in which stockholders may give notice of business to be brought before an annual meeting. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, our principal office not less than 120 days prior to the scheduled annual meeting date (regardless of any postponements of the annual meeting to a later date). If the month and day of the scheduled annual meeting date differs by more than 30 days from the month and day of the previous year's annual meeting, and if we give less than 100 days' prior notice or public disclosure of the scheduled annual meeting date, then notice of an item to be brought before the annual meeting may be timely if it is delivered or received not later than the close of business on the 10th day following the earlier of notice to the stockholders or public disclosure of the scheduled annual meeting date.

     The notice must set forth, as to each item to be brought before the annual meeting, a description of the proposal and the reasons for conducting such business at the annual meeting, the name and address, as they appear on our books, of the stockholder proposing the item and any other stockholders known by the stockholder to be in favor of the proposal, the number of shares of each class or series of capital stock beneficially owned by the stockholder as of the date of the notice, and any material interest of the stockholder in the proposal.

     These procedures may limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

STOCKHOLDER RIGHTS PLAN

     We have adopted a preferred share purchase rights plan. Under the plan, each share of our common stock will include one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person's acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an "acquiring person" under the plan. The board of directors has taken action under the plan to increase the applicable percentage of beneficial stock ownership that triggers the plan, only as it applies to funds affiliated with First Reserve Corporation and First Reserve GP IX, Inc. and their affiliates, from 15% to 19%.

     Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also confers on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

     After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $50. The rights will expire at the close of business on September 30, 2011, unless we redeem or exchange them earlier as described below.

     If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a "flip-in event" under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors has the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

     If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a "flip-over event" under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

     Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

     At any time after a flip-in event and prior to either a person's becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

     Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

     -    for any breach of the duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for unlawful payment of a dividend or unlawful stock purchases or redemptions; and

     - for any transaction from which the director derived an improper personal benefit.

     As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

DELAWARE ANTI-TAKEOVER LAW

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions.
Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a corporation's voting stock, or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years after becoming an interested stockholder unless:

     - the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

     - upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered; or

     - following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

                            SELLING SECURITY HOLDERS

     We originally issued $250 million aggregate principal amount of the notes on April 22, 2003 and an additional $50 million aggregate principal amount of the notes on May 9, 2003 to Morgan Stanley & Co. Incorporated, as initial purchaser, in transactions exempt from registration under Section 4(2) of the Securities Act. In accordance with the purchase agreement between us and Morgan Stanley, Morgan Stanley resold the notes to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act. The notes and the common stock issuable upon conversion of the notes that may be offered under this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees, donees and successors. Only those notes and shares of common stock issuable upon conversion of the notes listed below may be offered for resale by the selling holders pursuant to this prospectus.

     The following table sets forth recent information about the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time pursuant to this prospectus.

     The number of shares of common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 38.9045 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under "Description of Notes -- Conversion of Notes." Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

                                                            PRINCIPAL                          NUMBER OF
                                                         AMOUNT OF NOTES                       SHARES OF     PERCENTAGE OF
                                                           BENEFICIALLY    PERCENTAGE OF     COMMON STOCK     COMMON STOCK
                                                          OWNED THAT MAY       NOTES             THAT         OUTSTANDING
                        NAME                                 BE SOLD        OUTSTANDING       MAY BE SOLD         (1)
                        ----                             ---------------   -------------     ------------    -------------
1976 Distribution Trust FBO A.R. Lauder / Zinterhofer .          6,000             *                 233            *
2000 Revocable Trust FBO A.R. Lauder / Zinterhofer ....          6,000             *                 233            *
Advent Convertible Master (Cayman) L.P. ...............     11,167,000           3.7%            434,446            *
Alcon Laboratories ....................................        379,000             *              14,744            *
Alexian Brothers Medical Center .......................        170,000             *               6,613            *
Allentown City Firefighters Pension Plan ..............         11,000             *                 427            *
Allentown City Officers & Employees Pension Fund ......         12,000             *                 466            *
Allentown City Police Pension Plan ....................         19,000             *                 739            *
Aloha Airlines Non-Pilots Pension Trust ...............        100,000             *               3,890            *
Aloha Pilots Retirement Trust .........................         50,000             *               1,945            *
Alpha US Sub Fund 4 LLC ...............................        443,000             *              17,234            *
American Investors Life Insurance Co. .................        400,000             *              15,561            *
AmerUs Life Insurance Co. .............................      4,300,000           1.4             167,289            *
Arapahoe County Colorado ..............................         47,000             *               1,828            *
Arlington County Employees Retirement System ..........        656,000             *              25,521            *
Asante Health Systems .................................         97,000             *               3,773            *
Bank Austria Cayman Islands, Ltd ......................      2,500,000             *              97,261            *
British Virgin Islands Social Security Board ..........         86,000             *               3,345            *
C & H Sugar Company Inc ...............................        125,000             *               4,863            *
Castle Convertible Fund, Inc. .........................        550,000             *              21,397            *
City and County of San Francisco Retirement System ....      1,449,000             *              56,372            *
City of New Orleans ...................................        198,000             *               7,703            *
City University of New York ...........................        148,000             *               5,757            *
CNH CA Master Account, L.P. ...........................      1,000,000             *              38,904            *
Coda Capital Management, LLC ..........................        900,000             *              35,014            *
Coda-KHPE Convertible Portfolio .......................        150,000             *               5,835            *
Coda-LW Paxson Convertible Bond
    Portfolio .........................................        100,000             *               3,890            *
Convertible Securities Fund ...........................         80,000             *               3,112            *
Credit Suisse First Boston Europe Limited .............     36,500,000          12.2           1,420,014          1.0%
Delaware Public Employees Retirement System ...........      1,519,000             *              59,095            *
Deutsche Bank Securities Inc. .........................        501,000             *              19,491            *
Dodeca Fund, L.P. .....................................        770,000             *              29,956            *
Excelsior Master Fund L.P. ............................      2,250,000             *              87,535            *
Gartmore Convertible Bond Fund ........................        100,000             *               3,890            *
Gasner Investors Holdings Ltd. ........................      1,500,000             *              58,356            *
GLG Global Convertible Fund ...........................      4,650,000           1.6             180,905            *

                                                            PRINCIPAL                          NUMBER OF
                                                         AMOUNT OF NOTES                       SHARES OF     PERCENTAGE OF
                                                           BENEFICIALLY    PERCENTAGE OF     COMMON STOCK     COMMON STOCK
                                                          OWNED THAT MAY       NOTES             THAT         OUTSTANDING
                        NAME                                 BE SOLD        OUTSTANDING       MAY BE SOLD         (1)
                        ----                             ---------------   -------------     ------------    -------------
GLG Global Convertible UCITS Fund .....................      2,800,000             *             108,932            *
GLG Market Neutral Fund ...............................     10,360,000           3.5             403,050            *
Grady Hospital Foundation .............................        131,000             *               5,096            *
Guggenheim Portfolio Co. XV, LLC ......................        800,000             *              31,123            *
Hawaiian Airlines Employees Pension Plan-IAM ..........         35,000             *               1,361            *
Hawaiian Airlines Pension Plan For Salaried Employees .          5,000             *                 194            *
Hawaiian Airlines Pilots Retirement Plan ..............         90,000             *               3,501            *
HFR Arbitrage Fund ....................................        665,000             *              25,871            *
HFR CA Select Fund ....................................      1,000,000             *              38,904            *
Highbridge International LLC ..........................     22,000,000           7.3             855,899            *
Hillbloom Foundation ..................................         40,000             *               1,556            *
IL Annuity and Insurance Co. ..........................      3,500,000           1.2             136,165            *
Independence Blue Cross ...............................        402,000             *              15,639            *
Inflective Convertible Opportunity Fund I, L.P. .......         30,000             *               1,167            *
Lyxor .................................................      1,197,000             *              46,568            *
Man Convertible Bond Master Fund, Ltd. ................      5,284,000           1.8             205,571            *
Marathon Global Convertible Master Fund, Ltd. .........      9,500,000           3.2             369,592            *
Merrill Lynch Insurance Group .........................        324,000             *              12,605            *
MFS Total Return Fund A Series of Series Trust V ......      3,000,000           1.0             116,713            *
Municipal Employees ...................................        235,000             *               9,142            *
Nations Convertible Securities Fund ...................     13,900,000           4.6             540,772            *
New Orleans Firefighters Pension / Relief Fund ........        132,000             *               5,135            *
NMIC Gartmore/Coda Convertible Portfolio ..............      2,300,000             *              89,480            *
Nomura Securities International, Inc. .................     27,800,000           9.3           1,081,545            *
Occidental Petroleum Corporation ......................        265,000             *              10,309            *
Ohio Bureau of Workers Compensation ...................        175,000             *               6,808            *
Oppenheimer Convertible Securities Fund ...............      5,000,000           1.7             194,522            *
Pioneer High Yield Fund ...............................     15,250,000           5.1             593,293            *
Pioneer U.S. High Yield Corp. Bond
    Sub Fund ..........................................      2,500,000             *              97,261            *
Policeman and Firemen Retirement System of the City
    of Detroit ........................................        549,000             *              21,358            *
Pro-mutual ............................................        735,000             *              28,594            *
Ramius Master Fund, Ltd. ..............................      5,050,000           1.7             196,467            *
Ramius Partners II, LP. ...............................        200,000             *               7,780            *
RCG Halifax Master Fund, Ltd. .........................        500,000             *              19,452            *
RCG Latitude Master Fund, Ltd. ........................      5,050,000           1.7             196,467            *
RCG Multi Strategy Master Fund, Ltd. ..................        400,000             *              15,561            *
Royal Bank of Canada ..................................      5,300,000           1.8             206,193            *
S.A.C. Capital Associates, LLC ........................      8,000,000           2.7             311,236            *

                                                            PRINCIPAL                          NUMBER OF
                                                         AMOUNT OF NOTES                       SHARES OF     PERCENTAGE OF
                                                           BENEFICIALLY    PERCENTAGE OF     COMMON STOCK     COMMON STOCK
                                                          OWNED THAT MAY       NOTES             THAT         OUTSTANDING
                        NAME                                 BE SOLD        OUTSTANDING       MAY BE SOLD         (1)
                        ----                             ---------------   -------------     ------------    -------------
San Diego County Employee Retirement Association ......      2,200,000             *              85,589            *
St. Thomas Trading, Ltd. ..............................      9,716,000           3.2             377,996            *
State of Maryland Retirement Agency ...................      3,142,000           1.0             122,237            *
State of Oregon/SAIF Corporation ......................      2,770,000             *             107,765            *
Tag Associates ........................................         92,000             *               3,579            *
The Grable Foundation .................................         82,000             *               3,190            *
Thomas Weisel Partners ................................      2,000,000             *              77,809            *
Trustmark Insurance ...................................        331,000             *              12,877            *
US Bank FBO Benedictine Health
    Systems ...........................................        165,000             *               6,419            *
Wachovia Capital Markets LLC ..........................      5,153,000           1.7             200,474            *
Xavex Convertible Arbitrage #5 ........................        500,000             *              19,452            *
Zazove Convertible Arbitrage Fund, L.P. ...............      6,400,000           2.1             248,988            *
Zazove Hedged Convertible Fund, L.P. ..................      5,000,000           1.7             194,522            *
Zazove Income Fund, L.P. ..............................      2,350,000             *              91,425            *
Zurich Institutional Benchmarks Master Fund Ltd. ......      2,100,000             *              81,699            *
All other holders of notes or future transferees,
    pledgees, donees or successors of any such
    holder (2) ........................................     30,556,000          10.2           1,188,765            *


--------------------
*        Less than 1%

(1) Calculated using 135,769,487 shares of common stock outstanding as of March 8, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the applicable holder's notes, but we did not assume conversion of any other holder's notes.



(2) Information concerning other selling securityholders of notes or common stock issuable upon conversion of the notes will be set forth in prospectus supplements from time to time, if required.



     The preceding table has been prepared based upon the information furnished to us by the selling securityholders. The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table was furnished to us in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or common stock issuable upon conversion of the notes that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or common stock pursuant to the offering contemplated by this prospectus. See "Plan of Distribution."



     To our knowledge, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, except that an affiliate of Deutsche Bank Securities Inc. acted as the initial purchaser in connection with our issuance in March 2002 of $300 million aggregate principal amount of 2-1/2% Convertible Senior Notes Due 2007 and acts as an adviser to us from time to time with respect to other matters.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     This is a summary of material United States federal income tax consequences relevant to holders of the notes. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding the notes in a tax-deferred or tax-advantaged account, or persons holding the notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes.

     We do not address all of the tax consequences that may be relevant to an investor in the notes. In particular, we do not address:

     - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the notes;

     - the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of the notes;

     - the United States federal income tax consequences to holders whose functional currency is not the United States dollar;

     - any state, local or foreign tax consequences of the purchase, ownership or disposition of the notes; or

     - any United States federal, state, local or foreign tax consequences of owning or disposing of our common stock.

     Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

     For purposes of the discussion that follows, a U.S. holder is a beneficial owner of the notes that for U.S. federal income tax purposes is:

     -    an individual citizen or resident of the United States;

     - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, or any political subdivision thereof;

     - an estate if its income is subject to United States federal income taxation regardless of its source; or

     - a trust (1) that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

     Except in the case of a partnership, a Non-U.S. holder is a beneficial owner of the notes other than a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the notes, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes that is a partnership and partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of holding and disposing of the notes.

     No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. The Internal Revenue Service (the "IRS") has recently issued a revenue ruling with respect to instruments similar to the notes. To the extent it addresses the issues, this ruling supports certain aspects of the treatment described below. No ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences to the holders of the notes. The IRS would not be precluded from taking contrary positions. As a result, the IRS might not agree with all of the tax characterizations and the tax consequences described below.

     WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND OUR COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE NOTES

     We intend to treat the notes as indebtedness for United States federal income tax purposes and intend to take the position that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). The notes will be subject to the CPDI regulations if the contingency represented by the provision for contingent interest on the notes is neither remote nor incidental, as defined in section 1.1275-4(a)(5) of the CPDI regulations. The IRS has recently held in Revenue Ruling 2002-31 that notes paying contingent interest on terms similar to our notes were subject to the CPDI regulations. We believe that this ruling is controlling on our facts, although the facts of the ruling may not be identical. Pursuant to the terms of the indenture, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations, and the remainder of this discussion assumes that the notes will be so treated.

     In addition, under the indenture, each holder will be deemed to have agreed to treat the fair market value of our common stock received by such holder upon conversion as a contingent payment and to accrue interest with respect to the notes as original issue discount for United States federal income tax purposes according to the "noncontingent bond method," set forth in section 1.1275-4(b) of the CPDI regulations, using the comparable yield (as defined below) compounded semiannually and the projected payment schedule (as defined below) determined by us. Notwithstanding the issuance of the recent revenue ruling, the application of the CPDI regulations to instruments such as the notes is uncertain in several respects, and, as a result, the IRS or a court may not agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes into shares of our common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders should consult their tax advisors concerning the tax treatment of holding and disposing of the notes.

ACCRUAL OF INTEREST ON THE NOTES

     Pursuant to the CPDI regulations, a U.S. holder will be required to accrue interest income on the notes, which we sometimes refer to as original issue discount, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will likely be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes (i.e., in excess of the stated semi-annual cash interest payable on the notes and any contingent interest payments actually received in that year).

     The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

     (1) the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield (as defined below) of the notes, adjusted for the length of the accrual period;

     (2)  divided by the number of days in the accrual period; and

     (3) multiplied by the number of days during the accrual period that the U.S. holder held the notes.

     The notes' issue price is the first price at which a substantial amount of the notes is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any projected payments (as defined below) previously made (including payments of stated cash interest) with respect to the notes.

     Unless certain conditions are met, the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise comparable to those of the notes. We intend to take the position that the comparable yield for the notes is 8.25%, compounded semiannually. The precise manner of calculating the comparable yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could differ materially from the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by us.

     The CPDI regulations require that we provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the notes. This schedule must produce the comparable yield. The projected payment schedule includes the semi-annual stated cash interest payable on the notes at the rate of 3.25% per annum, estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment.

     The comparable yield and the schedule of projected payments is set forth in the indenture. U.S. holders may also obtain the projected payment schedule by submitting a written request for such information to: Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, Attention: Chief Financial Officer.

     THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE NOTES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE NOTES.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the of the Internal Revenue Code of 1986, as amended (which we refer to as the Code).

ADJUSTMENTS TO INTEREST ACCRUALS ON THE NOTES

     As noted above, the projected payment schedule includes amounts attributable to the stated semi-annual cash interest payable on the notes. Accordingly, the receipt of the stated semi-annual cash interest payments will not be separately taxable to U.S. holders. If, during any taxable year, a U.S. holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon conversion.

     If a U.S. holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) first reduce the U.S. holder's interest income on the notes for that taxable year and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder's interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. A negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under
Section 67 of the Code. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward and treated as a negative adjustment in the succeeding taxable year and will offset future interest income accruals in respect of the notes or will reduce the amount realized on the sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of the notes.

     If a U.S. holder purchases notes at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. holder must reasonably allocate the adjustment over the remaining term of the notes by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the notes pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

     Generally, the sale or exchange of a note, the purchase of a note by us at the holder's option, or the redemption or retirement of a note for cash, will result in taxable gain or loss to a U.S. holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of common stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. holder upon the conversion of a note as a contingent payment under the CPDI Regulations. Under this treatment, conversion also would result in taxable gain or loss to the U.S. holder. As described above, holders will be deemed to have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

     The amount of gain or loss on a taxable sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note will generally be equal to the U.S. holder's original purchase price for the note, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described above, other than adjustments to reflect a discount or premium to the adjusted issue price, if any), and decreased by the amount of any projected payments that have been previously made in respect of the notes to the U.S. holder (without regard to the actual amount paid). Gain recognized upon a sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A U.S. holder's tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The U.S. holder's holding period for the common stock received will commence on the day immediately following the date of conversion.

CONSTRUCTIVE DIVIDENDS

     If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the antidilution provisions of the notes, the conversion rate of the notes were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

     For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness, or assets, or an increase in the event of an extraordinary cash dividend may result in deemed dividend treatment to holders of the notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock would not be so treated.

LIQUIDATED DAMAGES

     We may be required to make payments of liquidated damages if the prospectus is unavailable for periods in excess of those permitted by the registration rights agreement, as described under "Description of Notes -- Registration Rights of the Noteholders." We intend to take the position for United States federal income tax purposes that any payments of liquidated damages should be taxable to U.S. holders as additional ordinary income when received or accrued, in accordance with their method of tax accounting. Our determination is binding on holders of the notes, unless they explicitly disclose that they are taking a different position to the IRS on their tax returns for the year during which they acquire the note. The IRS could take a contrary position from that described above, which could affect the timing and character of U.S. holders' income from the notes with respect to the payments of liquidated damages.

     U.S. holders should consult their tax advisers concerning the appropriate tax treatment of the payment of liquidated damages, if any, with respect to the notes.

TREATMENT OF NON-U.S. HOLDERS

     All payments on the notes made to a Non-U.S. holder will be exempt from United States income or withholding tax provided that: (i) such Non-U.S. holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) the statement requirement described below has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States; (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the New York Stock Exchange); and (v) we are not a "United States real property holding corporation." We believe that we are not and do not anticipate becoming a "United States real property holding corporation." However, if a Non-U.S. holder were deemed to have received a constructive dividend (see " -- Constructive Dividends" above), the Non-U.S. holder will generally be subject to United States federal withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of such dividend.

     The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-U.S. holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of the notes in the same manner as if it were a U.S. holder. In lieu of the certificate described above, such a Non-U.S. holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the notes) on, and the proceeds of dispositions of, the notes may be subject to information reporting and United States federal backup withholding tax at the applicable statutory rate if the U.S. holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-U.S. holder may be subject to United States backup withholding tax on payments on the notes and the proceeds from a sale or other disposition of the notes unless the Non-U.S. holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a holder's United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the common stock issuable upon conversion of the notes offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.

     The notes and the common stock offered by this prospectus may be sold from time to time to purchasers:

     - directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors-in-interest; or

     - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the notes and the common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934. If the notes and the common stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and the common stock issuable upon conversion of the notes may be sold in one or more transactions at:

     -    fixed prices;

     -    prevailing market prices at the time of sale;

     -    prices related to such prevailing market prices;

     -    varying prices determined at the time of sale; or

     -    negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of the sale;

     -    in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market;

     - through the writing and exercise of options (including the issuance by the selling securityholder of derivative securities), whether such options or other derivative securities are listed on an options exchange or otherwise; or

     -    through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with the sales of the notes and the common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the notes or the common stock in the course of hedging their positions, sell the notes and common stock short and deliver the notes and common stock to close out short positions, loan or pledge notes or the common stock to broker-dealers or other financial institutions that in turn may sell the notes and the common stock, enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the notes or the common stock, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock by the selling securityholders.

     Our common stock trades on the New York Stock Exchange under the symbol "PDE." We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, we cannot predict whether an active trading market for the notes will develop or be sustained. See "Risk Factors - An active trading market for the notes may not develop."

     Selling securityholders might not sell any or all of the notes or the common stock pursuant to this prospectus. Further, any such selling securityholder might transfer, devise or gift the notes and the common stock by other means not described in this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

     The selling securityholders and any other person participating in the sale of notes or the common stock will be subject to the Securities Exchange Act of 1934. Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock to engage in market-making activities with respect to the particular notes and the common stock being distributed. This may affect the marketability of the notes and the common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock.

     We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS


     Certain legal matters in connection with the notes and the common stock issuable upon conversion of the notes have been passed upon for us by Baker Botts L.L.P., Houston, Texas.


                                     EXPERTS


     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.



                       WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement we have filed with the SEC relating to the notes and the common stock issuable upon conversion of the notes. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its Web site.

     We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:


     - our annual report on Form 10-K for the fiscal year ended December 31, 2003;



     -    our current report on Form 8-K dated January 9, 2004; and


     - the description of our common stock (including the related preferred share purchase rights) contained in our current report on Form 8-K filed with the SEC on September 28, 2001, as we may update that description from time to time.


     We also are incorporating by reference all additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement.


     You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:


     Pride International, Inc.
     5847 San Felipe, Suite 3300
     Houston, Texas 77057
     Attention: W. Gregory Looser
                Vice President - General Counsel and Secretary
     Telephone: (713) 789-1400

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses payable by Pride International, Inc., a Delaware corporation ("Pride"), in connection with the offering described in this Registration Statement.


SEC registration fee.................................          $ 24,270
Printing expenses....................................            10,000
Accounting fees and expenses.........................            80,000
Legal fees and expenses..............................            80,000
Miscellaneous........................................             5,730
                                                               --------
     Total...........................................          $200,000
                                                               ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. Pride expects to maintain policies insuring its and its subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

     Article Seventh of the Certificate of Incorporation of Pride eliminates the personal liability of each director of Pride to Pride and its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision does not eliminate or limit the liability of a director (i) for any breach of such director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Title 8,
Section 174 of the Delaware General Corporation Law, as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (iv) for any transactions from which such director derived an improper personal benefit.

     The Bylaws of Pride provide that Pride will indemnify and hold harmless, to the fullest extent permitted by applicable law in effect as of the date of the adoption of the Bylaws and to such greater extent as applicable law may thereafter permit, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee, agent or fiduciary of (i)

Pride, (ii) any predecessor of Pride, (iii) Pride Oil Well Service Company, a Texas corporation ("Pride Oil Well"), (iv) Pride International, Inc., a Louisiana corporation ("Old Pride"), (v) Marine Drilling Companies, Inc., a Texas corporation ("Marine"), (vi) any subsidiary of Pride, Pride Oil Well, Old Pride or Marine or (vii) any other corporation, partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise which the person is or was serving at the request of Pride ("corporate status") against any and all losses, liabilities, costs, claims, damages and expenses actually and reasonably incurred by him or on his behalf by reason of his corporate status.

     The Bylaws further provide that Pride will pay the expenses reasonably incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses will be made only upon receipt of (i) a written undertaking executed by or on behalf of the person to be indemnified to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified by Pride and (ii) satisfactory evidence as to the amount of such expenses.

ITEM 16. EXHIBITS.


Exhibit No.       Description of Exhibit
-----------       ----------------------
    *3.1          Certificate of Incorporation of Pride (incorporated by
                  reference to Annex D to the Joint Proxy Statement/Prospectus included in the Registration Statement of Old Pride and Pride
                  on Form S-4, Registration Nos. 333-66644 and 333-66644-01 (the
                  "Registration Statement")).

    *3.2 Bylaws of Pride (incorporated by reference to Exhibit 3.2 to the Annual Report of Pride on Form 10-K for the year ended
                  December 31, 2003, File No. 1-13289 (the "Form 10-K")).

    *4.1          Indenture, dated as of May 1, 1997, between Pride and JPMorgan
                  Chase Bank (formerly The Chase Manhattan Bank), as trustee
                  (the "Senior Trustee") (incorporated by reference to Exhibit
                  4.1 to the Quarterly Report of Pride on Form 10-Q for the quarter ended March 31, 1997, File Nos. 0-16961 and 1-13289).

    *4.2 Fourth Supplemental Indenture, dated as of September 10, 2001, between Pride and the Senior Trustee (incorporated by reference to Exhibit 4.4 to the Current Report of Pride on Form 8-K filed with the SEC on September 28, 2001, File No.
                  1-13289 (the "Form 8-K")).

   **4.3 Sixth Supplemental Indenture, dated as of April 28, 2003, between Pride and the Senior Trustee, with respect to $300,000,000 aggregate principal amount of 3-1/4% Convertible
                  Senior Notes Due 2033.

     4.4 Seventh Supplemental Indenture, dated as of October 23, 2003 between Pride and the Senior Trustee.

    *4.5 Form of Pride Common Stock Certificate (incorporated by reference to Exhibit 4.13 to the Registration Statement).

    *4.6 Rights Agreement dated as of September 13, 2001 between Pride and American Stock Transfer & Trust Company, as Rights Agent
                  (incorporated by reference to Exhibit 4.2 to the Form 8-K).

    *4.7          Certificate of Designations of Series A Junior Participating
                  Preferred Stock of Pride (incorporated by reference to Exhibit
                  4.3 to the Form 8-K).

   **4.8 Registration Rights Agreement dated as of April 28, 2003 between Pride and Morgan Stanley & Co. Incorporated.

   **5.1 Opinion of Baker Botts L.L.P. as to the legality of the securities.

   **8.1          Opinion of Baker Botts L.L.P. as to certain tax matters.

   *12.1          Statement of computation of ratio of earnings to fixed charges
                  (incorporated by reference to Exhibit 12.1 to the Form 10-K).

    23.1          Consent of PricewaterhouseCoopers LLP.

  **23.2          Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

    **24.1        Powers of Attorney.

     *24.2 Power of Attorney for Louis A. Raspino (incorporated by reference to Exhibit 24.2 of the Registration Statement of Pride on Form S-3, Registration No. 333-107051).

    **25.1        Statement of Eligibility and Qualification under the Trust
                  Indenture Act of 1939 of the Trustee on Form T-1.




--------------------
*        Incorporated by reference as indicated.

**       Previously filed.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii)To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 30, 2004.


                                       PRIDE INTERNATIONAL, INC.


                                       By:   /s/ Paul A. Bragg
                                           -------------------------------------
                                           Name: Paul A. Bragg
                                           Title: Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on March 30, 2004.



     /s/   Paul A. Bragg
----------------------------------        Chief Executive Officer and Director
         Paul A. Bragg                        (Principal Executive Officer)



               *                          Executive Vice President and Chief
----------------------------------          Financial Officer (Principal
        Louis A. Raspino                         Financial Officer)




               *
----------------------------------        Vice President and Chief Accounting
        Edward G. Brantley                Officer (Principal Accounting Officer)



               *                                  Chairman of the Board
----------------------------------
       William E. Macaulay



               *                                        Director
----------------------------------
       Robert L. Barbanell



               *                                        Director
----------------------------------
        David A.B. Brown



               *                                        Director
----------------------------------
          J.C. Burton



               *                                        Director
----------------------------------
       Jorge E. Estrada M.



               *                                        Director
----------------------------------
         Ralph D. McBride



               *                                        Director
----------------------------------
          David B. Robson



*By:     /s/ Paul A. Bragg
    ------------------------------
            Paul A. Bragg
            Attorney-in-fact

                                INDEX TO EXHIBITS


Exhibit No.       Description of Exhibit
-----------       ----------------------
     *3.1         Certificate of Incorporation of Pride (incorporated by
                  reference to Annex D to the Joint Proxy Statement/Prospectus included in the Registration Statement of Old Pride and Pride
                  on Form S-4, Registration Nos. 333-66644 and 333-66644-01 (the
                  "Registration Statement")).

     *3.2 Bylaws of Pride (incorporated by reference to Exhibit 3.2 to the Annual Report of Pride on Form 10-K for the year ended
                  December 31, 2003, File No. 1-13289 (the "Form 10-K")).

     *4.1         Indenture, dated as of May 1, 1997, between Pride and JPMorgan
                  Chase Bank (formerly The Chase Manhattan Bank), as trustee
                  (the "Senior Trustee") (incorporated by reference to Exhibit
                  4.1 to the Quarterly Report of Pride on Form 10-Q for the quarter ended March 31, 1997, File Nos. 0-16961 and 1-13289).

     *4.2 Fourth Supplemental Indenture, dated as of September 10, 2001, between Pride and the Senior Trustee (incorporated by reference to Exhibit 4.4 to the Current Report of Pride on Form 8-K filed with the SEC on September 28, 2001, File No.
                  1-13289 (the "Form 8-K")).

    **4.3 Sixth Supplemental Indenture, dated as of April 28, 2003, between Pride and the Senior Trustee, with respect to $300,000,000 aggregate principal amount of 3-1/4% Convertible
                  Senior Notes Due 2033.

      4.4 Seventh Supplemental Indenture, dated as of October 23, 2003 between Pride and the Senior Trustee.

     *4.5 Form of Pride Common Stock Certificate (incorporated by reference to Exhibit 4.13 to the Registration Statement).

     *4.6 Rights Agreement dated as of September 13, 2001 between Pride and American Stock Transfer & Trust Company, as Rights Agent
                  (incorporated by reference to Exhibit 4.2 to the Form 8-K).

     *4.7         Certificate of Designations of Series A Junior Participating
                  Preferred Stock of Pride (incorporated by reference to Exhibit
                  4.3 to the Form 8-K).

    **4.8 Registration Rights Agreement dated as of April 28, 2003 between Pride and Morgan Stanley & Co. Incorporated.

    **5.1 Opinion of Baker Botts L.L.P. as to the legality of the securities.

    **8.1         Opinion of Baker Botts L.L.P. as to certain tax matters.

    *12.1         Statement of computation of ratio of earnings to fixed charges
                  (incorporated by reference to Exhibit 12.1 to the Form 10-K).

     23.1         Consent of PricewaterhouseCoopers LLP.

   **23.2         Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

   **24.1         Powers of Attorney.

    *24.2 Power of Attorney for Louis A. Raspino (incorporated by reference to Exhibit 24.2 of the Registration Statement of Pride on Form S-3, Registration No. 333-107051).

   **25.1         Statement of Eligibility and Qualification under the Trust
                  Indenture Act of 1939 of the Trustee on Form T-1.


--------------------
*        Incorporated by reference as indicated.

**       Previously filed.